Form 10-K, Exhibit 13
period 1999-12-31
FARM FAMILY HOLDINGS INC
filed 2000-03-30
CIK 1013564

Exhibit 13
                           Farm Family Holdings, Inc.
                               1999 Annual Report

Selected Financial Data
($ in thousands, except per share amounts)

                                                                          1999        1998         1997       1996       1995
------------------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Income Data:
Premiums from property/casualty insurance                             $188,921    $181,756     $149,220   $130,780   $116,936
Premiums from life and health insurance and
  contract charges                                                      27,799        ----         ----       ----       ----
Net investment income                                                   58,558      19,119       18,077     15,952     14,326
Total revenues                                                         274,863     202,359      173,723    146,997    133,014
Total losses, benefits, expenses and other(1)                          248,527     175,434      147,005    136,159    119,569
Net income attributable to common stockholders -
  before extraordinary item(2)                                          18,618      18,671       17,500      7,557      8,853
Net income attributable to common stockholders                          18,618      18,671       17,500      6,014      8,853
Operating income(3)                                                    $19,131     $14,271      $14,990     $9,648     $9,004
------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item per share-basic(2)                      $3.16       $3.55        $3.33      $1.90      $2.95
Income before extraordinary item per share-diluted(2)                     3.13        3.52         3.32       1.90       2.95
------------------------------------------------------------------------------------------------------------------------------
Net income per share-basic                                                3.16        3.55         3.33       1.51       2.95
Net income per share-diluted                                              3.13        3.52         3.32       1.51       2.95
------------------------------------------------------------------------------------------------------------------------------
Operating income per share-basic(3)                                       3.25        2.72         2.85       2.42       3.00
Operating income per share-diluted(3)                                    $3.22       $2.69        $2.84      $2.42      $3.00
------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding-diluted(4)(5)                    5,948,213   5,303,965    5,270,947  3,979,115  3,000,000
------------------------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet Data:
Total investments                                                   $1,071,681    $307,524     $274,788   $240,594   $201,389
Total assets                                                         1,261,798     406,503      371,231    321,836    280,317
Debt                                                                      ----        ----        1,268      1,304      2,707
Total liabilities                                                    1,074,774     262,265      247,997    216,784    210,932
Mandatory redeemable preferred stock(5)                                  5,830        ----         ----       ----       ----
Total stockholders' equity                                            $181,194    $144,238     $123,234   $105,052    $69,385
Book value per share(4)(5)                                              $29.65      $27.45       $23.46     $20.00     $23.13
Property and Casualty GAAP Ratios:
Loss and loss adjustment expense ratio(6)                                74.9%       73.9%        69.2%      72.6%      71.1%
Underwriting expense ratio(6)                                            24.6%       25.2%        28.2%      29.7%      30.9%
Combined ratio(6)                                                        99.5%       99.1%        97.4%     102.3%     102.0%
Property and Casualty Statutory Ratios(7):
Statutory combined ratio(6)                                             100.0%       98.4%        95.6%     101.8%     101.0%
Statutory capital and surplus                                         $131,617    $105,165      $94,592    $83,194    $55,916
Life Insurance Statutory Data(7):
Statutory capital and surplus                                         $110,374        ----         ----       ----       ----
Life insurance in force                                             $3,933,117        ----         ----       ----       ----
==============================================================================================================================

(1) Includes a gain of $6.3 million on the partial reduction of the Company's extended earnings liability during the year ended December 31, 1998, which was the result of modifications made to the agreements with the Company's agents and agency managers that relieved the Company of the primary obligation to make extended earnings payments.

(2)  Extraordinary   item  for  $1.5  million  was  recorded   during  1996  for
     demutualization expenses related to Farm Family Casualty's conversion from a mutual company to a stockholder owned company.

(3) Operating income excludes realized investment gains (losses), nonrecurring items, and the related taxes thereon.

(4) Includes the allocation of 3,000,000 shares to eligible policyholders on July 26, 1996 pursuant to Farm Family Casualty's conversion from a mutual company to a stockholder owned company.

(5) Includes the effect of the issuance of 856,871 shares of common stock and 163,214 shares of voting preferred stock in connection with the purchase of Farm Family Life on April 6, 1999.

(6) In 1999, these ratios include nine months of operations of United Farm Family, which is in start-up mode, having just completed its first full year of operations as a direct writer in Pennsylvania and Maryland. Excluding United Farm Family, the 1999 ratios would have been as follows:
     GAAP loss and loss adjustment expense ratio - 73.8%, GAAP underwriting expense ratio - 24.3%, GAAP combined ratio - 98.1% and statutory combined ratio - 98.5%.

(7) Statutory data is derived from the annual statements of the Company's insurance subsidiaries, prepared in accordance with statutory accounting practices.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Corporate Profile
The following discussion and analysis of financial condition and results of operations includes the operations of Farm Family Holdings, Inc. ("Farm Family Holdings") and its wholly-owned subsidiaries (collectively referred to as the "Company" or "we"). The primary subsidiaries of Farm Family Holdings are Farm Family Casualty Insurance Company ("Farm Family Casualty") and Farm Family Life Insurance Company ("Farm Family Life"). On April 6, 1999, Farm Family Holdings acquired Farm Family Life and Farm Family Life's wholly-owned subsidiary, United Farm Family Insurance Company ("United Farm Family"). The following should be read in conjunction with the Consolidated Financial Statements and related Notes included as part of Exhibit 13 to this Farm 10-K.

1999 Highlights
On April 6, 1999, Farm Family Holdings acquired Farm Family Life and Farm Family Life's wholly-owned subsidiary, United Farm Family, for an aggregate purchase price of approximately $38.3 million, including direct acquisition costs. As a result of the acquisition, Farm Family Life became a wholly-owned subsidiary of Farm Family Holdings. The acquisition was accounted for as a purchase and, accordingly, the financial results of Farm Family Life have been included in the accompanying consolidated financial statements effective April 6, 1999. See Note 3 to the consolidated financial statements for further detail. The acquisition of Farm Family Life enables us to market life insurance in 12 states and expands the number of states in which we sell property and casualty insurance from 10 states to 12 states.

Consolidated operating income for the year ended December 31, 1999 was $19.1 million compared to $14.3 million for the same period in 1998. On a diluted per share basis, consolidated operating income for the year ended December 31, 1999 was $3.22 compared to $2.69 for the same period in 1998. Operating income excludes realized investment gains (losses), nonrecurring items, and the related taxes thereon. Operating income for 1999 excludes realized investment losses of $266,000, net of tax, and nonrecurring charges of $247,000, net of tax, consisting of $76,000 related to employee severance costs and $171,000 related to the evaluation of potential business transactions which we are no longer evaluating. Operating income for 1998 excludes realized investment gains of $293,000, net of tax, and a gain of $4,107,000, net of tax, on the partial reduction of the Company's extended earnings liability.

We continue to execute the expense management initiatives we began during 1996. The goal of our expense management initiatives is to continually review our cost structure and reduce or eliminate certain expenses. Additionally, we seek to tie expenses to operating results so that expenses become increasingly more variable with the Company's profitability and less fixed or volume sensitive. As a result, portions of the compensation for agents, employees and management are influenced by the Company's operating results. These programs help to align our agents', employees' and management's interests more directly with those of our shareholders. As a result of these initiatives, as well as a greater relative increase in premium revenue compared to the level of overhead expenses, underwriting expenses as a percent of premium revenue for property and casualty insurance business were reduced during 1999 to 24.6% compared to 25.2% for 1998. Excluding the impact of United Farm Family, which is in start-up mode, having just completed its first full year of operations as a direct writer in Pennsylvania and Maryland, the underwriting expense ratio for 1999 was 24.3%.

Operating Environment
Our operating results are subject to significant fluctuations from period to period depending upon, among other factors, the frequency and severity of property and casualty losses from weather related and other catastrophic events, the effect of competition and regulation on the pricing of products, changes in interest rates which may cause a reduction of investment income or operating cash flow, or an increase in policyholder lapses for our life insurance segment, significant variations of actual experience from assumptions regarding future morbidity, persistency, lapse rates, expenses, mortality, and interest rates used in calculating reserve and liability amounts for our life insurance segment and in developing pricing and other terms of life insurance products, the ability of our insurance subsidiaries to maintain their current ratings from A.M. Best Company, Inc., and changes in general economic conditions, tax laws and the regulatory environment.

As a condition of our license to do business in various states, we are required to participate in a variety of mandatory residual market mechanisms (including mandatory pools) which provide certain insurance (most notably automobile insurance) to consumers who are otherwise unable to obtain such coverages from private insurers. In all such states, residual market premium rates are subject to the approval of the state insurance departments. Residual market premium rates for automobile insurance have generally been inadequate. The amount of future losses or assessments from residual market mechanisms cannot be predicted with certainty and could have a material adverse effect on our results of operations.

For the years ended December 31, 1999, 1998, and 1997, 35.2%, 34.8%, and 36.5%,
respectively, of the property and casualty insurance segment's direct written premiums were derived from policies written in New York and 26.6%, 28.3%, and 26.4%, respectively, were derived from policies written in New Jersey. For these periods, no other state accounted for more than 10.0% of direct written premiums. As a result of the concentration of our business in the states of New York and New Jersey, and more generally, in the Northeastern United States, the Company's results of operations may be significantly affected by weather conditions, catastrophic events and regulatory developments in these two states and in the Northeastern United States, generally.

Effective March 22, 1999, all insurers in New Jersey were required to reduce personal automobile rates by approximately 15% pursuant to the Automobile Insurance Cost Reduction Act of 1998 ("The Act"). The Act also made coverage and other changes to the statutory requirements governing personal automobile insurance in New Jersey which are intended to reduce losses and loss adjustment expenses. The impact on our losses and loss adjustment expenses, if any, cannot be determined at this time.

Market-Sensitive Instruments and Risk Management
Our investment objective is to maximize after tax yield while maintaining safety of capital and providing adequate liquidity for our insurance operations. We seek to meet these objectives and simultaneously manage interest rate risk and market risk by investing in primarily investment-grade fixed maturity securities that have similar cash flows to the liabilities they support, and are diversified by industry, issuer, type and geography. We utilize the services of a professional asset management firm specializing in the management of assets for insurance companies to assist in meeting these objectives. Our invested assets are managed to maximize long term risk adjusted returns consistent with and in support of our product liabilities and capital position.

The fair value of our fixed maturity portfolio is sensitive to changes in interest rates. We estimate that if interest rates were to increase by 100 basis points from their December 31, 1999 levels, our fixed maturity portfolio would decline in fair value by approximately $52.4 million.

The calculation of interest rate sensitivity uses numerous assumptions, requires significant estimates and assumes an immediate change in interest rates without any management of the investment portfolio in reaction to such a change. Consequently, the estimated change in the fair value of our fixed maturity portfolio will likely be different from the actual change experienced under the given interest rate scenario, and the difference may be material.

We currently do not have any investments in derivative financial instruments such as futures, forward, swap, or option contracts, or other financial instruments with similar characteristics.

Year 2000
Many computer programs and other computer systems upon which we rely were created using only two digits to identify a year in the date field. If not corrected, many of these computer applications could fail or produce erroneous results. In 1996, management began considering Year 2000 issues as they affect the Company and began to develop a Year 2000 plan. Our overall plan for dealing with the Year 2000 problem covers information technology ("IT") systems, non-IT systems, and third-party providers. We established a Year 2000 team to lead our activities relating to Year 2000 issues. Our Year 2000 team works with senior management, legal and business units on Year 2000 issues. Our current state of readiness with respect to each of our IT systems, non-IT systems and third-party providers is discussed below.

We used a process consisting of the following five phases to approach Year 2000 compliance of our IT systems: (1) Inventory (cataloging the systems portfolio);
(2) Assessment (identifying possible Year 2000 related failures and developing strategies to remediate them); (3) Remediation (creating or acquiring corrections to deficiencies); (4) Testing (confirming whether remediation is successful); and (5) Implementation (installing solutions).
                                      E-16

Critical IT systems include product administration systems, key financial systems and core IT infrastructure. We believe that the phases of inventory, assessment, remediation, testing and implementation for critical IT systems currently in use by the Company were completed by December 31, 1999. Noncritical IT systems include certain other business applications which we do not believe to be critical. The inventory phase, assessment, remediation, testing and implementation phases for the Company's noncritical IT systems were also completed by the end of 1999.

We have tested the operation of IT systems working together in an integrated test environment that replicated the Company's live environment. This test exercised software and hardware using dates advanced to Year 2000 and beyond. There can be no assurances that this integrated testing discovered all potential Year 2000 problems.

Non-IT systems typically include embedded technology such as microcontrollers. Our non-IT systems include machinery and equipment in the buildings it occupies, such as elevators, telephone equipment, HVAC, security and alarm systems and print shop/mail room equipment. We reviewed these systems for Year 2000 compliance with the third-party providers we use to service and maintain this equipment.

Our Year 2000 effort also included a systematic assessment of the Year 2000 compliance status of third-party providers. We believed loss of public utilities, phone, banking, mail or certain outsourced processing services could have had an immediate adverse impact on our operations, which under certain circumstances could be material. We contacted each of our third-party providers, through letters, questionnaires and/or interviews depending upon the nature of the product or service supplied, to determine if the provider is Year 2000 compliant. As of December 31, 1999, we had received responses from approximately 90% of such third-parties. These responses generally stated that the third-party providers believed they will be Year 2000 compliant and that no products or services provided will be materially affected. However, few providers gave written assurances directly to us that they were currently Year 2000 compliant. Management believes that the process of evaluating the Year 2000 compliance status of the Company's third-party providers who provide critical services and products was substantially complete at December 31, 1999. We did not change our dependency on any of these third-party providers because of concerns about their Year 2000 compliance status and plans.

We do not separately track the internal costs incurred for the Year 2000 project which are principally the related payroll costs for our IT staff. However, we have identified certain costs related to the Year 2000 project including costs related to outside consultants and software and hardware applications. The identified costs incurred for the year ended December 31, 1999 were approximately $152,000. The total identified costs related to the Year 2000 project to date are approximately $630,000, of which $614,000 was expensed and $16,000 was capitalized. Based on information currently available, we do not anticipate incurring any significant additional costs for Year 2000 projects. The incurred costs noted above include costs relating to Farm Family Life and United Farm Family, including costs incurred by Farm Family Life and United Farm Family prior to Farm Family Holdings' acquisition of Farm Family Life on April 6, 1999. Our estimated costs of the Year 2000 project are based on management's best estimates, which were derived from numerous assumptions, including the extent of remaining remediation and testing activities, availability of certain resources and other factors.

The phases of inventory, assessment, remediation, testing and implementation of our software for Year 2000 issues was performed primarily by our existing IT staff. Correction of Year 2000 issues is a high priority project and certain other less critical IT projects were deferred due to Year 2000 efforts; however, we do not believe the deferral of other IT projects has had a material effect on the Company's financial condition or results of operations in 1998 or 1999. Our IT staff continued to work on other high priority projects concurrent with the Year 2000 project. We have not conducted a comprehensive analysis of the operational problems and costs that would be reasonably likely to result from the failure to achieve Year 2000 compliance on a timely basis. We believed that our most reasonably likely worst case Year 2000 scenarios may have included these elements: (1) one or more parts of our IT systems will operate incorrectly, thereby resulting in a temporary shutdown or miscalculations in a system which may have an adverse effect on the our operations and (2) one or more of our third-party providers will be unable to provide the products or services expected which may have an adverse effect on the Company's operations.

We developed Year 2000 contingency plans for critical services and products provided by third-parties and for internal critical IT systems. The contingency plans vary depending on the circumstances, but most often include alternate or backup procedures and systems, both automated and manual. The extent to which the contingency plans will minimize disruptions of critical business processes is not determinable.

As of the end of February 2000, the Company has not been adversely affected in any material way because of Year 2000 difficulties with its own IT systems, or because of any third parties that were not Year 2000 compliant. Throughout 2000, we will continue to monitor our IT systems and those of third parties for any Year 2000 related systems issues that have not yet been identified. However, we do not expect any problems that would have a material effect on the Company's results of operations, liquidity and financial condition.

In addition to our own computer systems and third-party providers, we may also have exposure in our property/casualty operations to Year 2000 claims asserted under certain insurance policies sold to customers. Although we do not issue insurance policies intended to cover risks related to the Year 2000 issue, there can be no certainty regarding future judicial or legislative interpretations of coverage. There can be no assurances that Year 2000 related claims will not emerge and that such claims will not have a material adverse effect on the Company's results of operations, liquidity and financial condition.

Future Application of Accounting Standards
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"). This statement, which is effective for us for the year beginning January 1, 2001, establishes accounting and reporting standards for derivative instruments and for hedging activities. Statement 133 requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. Since we do not have any investments in derivative financial instruments, management does not believe that the implementation of Statement 133 will have a material impact on the Company's financial statements.

In 1998, the National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles guidance (the "Codification"), which will replace the current Accounting Practices and Procedures Manual as the NAIC's primary guidance on statutory accounting. Statutory accounting is a comprehensive basis of accounting based on prescribed accounting practices, which include state laws, regulations and general administrative rules, as well as a variety of publications of the NAIC. The Codification provides guidance for the areas where statutory accounting has been silent and changes current statutory accounting in some areas. The NAIC has established January 1, 2001 as the effective date of the Codification. The New York Insurance Department has advised that it intends to proceed with implementation of the Codification, subject to any provisions in New York statute which conflict with particular points in the Codification rules. We have not estimated the potential effect of adopting the Codification.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management's current knowledge, expectations, estimates, beliefs and assumptions. The forward-looking statements in this Annual Report include, but are not limited to, statements concerning our exposure to interest rate and market risk, statements regarding the adequacy of the Company's capital resources, liquidity, and other financial items, statements of the plans and objectives of the Company or its management, and statements of future economic performance and assumptions underlying statements regarding the Company or its business. Readers are hereby cautioned that certain events or circumstances could cause actual results to differ materially from those estimated, projected or predicted. The forward-looking statements in this Annual Report are not guarantees of future performance and are subject to a number of important risks and uncertainties, many of which are outside the Company's control, that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to, exposure to catastrophic loss, the frequency and severity of weather related losses, geographic concentration of loss exposure in New York, New Jersey and the Northeastern United States generally, the effect of regulatory changes governing personal automobile insurance in New Jersey and the impact thereof on the Company's direct written premium, losses and loss adjustment expenses, the risks associated with the legislative, regulatory and competitive environments in the states in which the Company currently operates, heightened competition, including specifically the intensification of competition, failure to obtain new customers or to retain existing customers, the effect of the uncertainties related to the Year 2000 issue, the Company's primary reliance, as a holding company, on dividends from its subsidiaries and the applicable regulatory restrictions on the ability of the Company's subsidiaries to pay such dividends, and conditions specific to the insurance industry, including its cyclical nature, regulatory changes and conditions, rating agency policies and practices, competitive factors, claims development and the impact thereof on loss reserves and the Company's reserving policy, the adequacy of the Company's reinsurance programs, developments in the securities markets and the impact thereof on the Company's investment portfolio, tax law changes and other risk factors listed from time to time in the Company's Securities and Exchange Commission filings, including the Company's 1999 Form 10-K to be filed on or about March 30, 2000.

Results of Operations

This section should be read in conjunction with the Consolidated Financial Statements and related Notes which include information for our operating segments.

The Year Ended December 31, 1999 Compared to the Year Ended December 31, 1998

Insurance Premiums and Contract Charges
Premium revenue increased to $216.7 million in 1999 from $181.7 million in 1998. The increase was attributable to an increase of $7.2 million in property and casualty insurance premium revenue and $27.8 million from the addition of life insurance segment premium revenue.

Premium revenue for property and casualty insurance increased $7.2 million, to $188.9 million in 1999 from $181.7 in 1998. The increase in property and casualty premium revenue for the year ended December 31, 1999 was attributable to an increase of $7.2 million in premium revenue derived from Farm Family Casualty's direct writings, an increase of $1.0 million in premium revenue assumed by Farm Family Casualty and premium revenue of $1.0 million from United Farm Family. These increases were partially offset by an increase of $2.0 million in premium revenue ceded to Farm Family Casualty's reinsurers. We ceded $2.0 million in premium revenue in 1999, compared to $3.5 million in 1998, pursuant to our aggregate stop loss reinsurance program.

The property and casualty insurance segment's premium revenue has been adversely impacted by the mandated reduction in personal automobile rates in New Jersey of approximately 15% effective March 22, 1999, as previously mentioned. In addition, certain changes in the New Jersey Farm Bureau's membership requirements have had a favorable impact on reducing the growth of our personal automobile policies written in New Jersey. For the year ended December 31, 1999, the number of personal automobile policies we had in New Jersey decreased by 2.3% compared to an increase of 18.8% during the year ended December 31, 1998.

The $7.2 million increase in premium revenue on additional business directly written by Farm Family Casualty was primarily attributable to an increase of $5.5 million, or 3.6%, in earned premiums from Farm Family Casualty's primary products (personal and commercial automobile products other than assigned risk automobile business, the Special Farm Package, businessowners products, homeowners products, and Special Home Package) and an increase of $1.7 million in earned premiums from other products. Farm Family Casualty had approximately 173,300 policies in force at December 31, 1999 compared to approximately 167,100 at December 31, 1998. The number of policies in force related to Farm Family Casualty's primary products increased by 3.4% to approximately 142,500 as of December 31, 1999 from approximately 137,800 as of December 31, 1998 and the average premium earned for each such policy was approximately the same in 1999 compared to 1998.

Property and casualty net written premiums increased $2.9 million, or 1.5%, to $191.7 million in 1999 compared to $188.8 million in 1998. The increase in property and casualty net written premiums for the year ended December 31, 1999 was attributable to an increase of $5.4 million, or 3.0%, in direct writings by Farm Family Casualty (excluding assigned risk automobile business premiums), an increase of $0.9 million in Farm Family Casualty's assigned risk automobile business premiums, and the inclusion of United Farm Family's net written premium of $1.4 million. These increases were partially offset by an increase of $4.0 million in premiums ceded to reinsurers and a decrease of $0.8 million in premiums assumed by Farm Family Casualty. Excluding premiums from personal automobile business in the state of New Jersey and premiums from assigned risk automobile business, Farm Family Casualty's direct writings increased $9.4 million or 6.1% in 1999 compared to 1998. The reduction in personal automobile business in New Jersey was primarily attributable to the New Jersey legislation mandating a rate roll back for personal automobile business in New Jersey, effective March 22, 1999. Geographically, the increase in Farm Family Casualty's direct writings came from all ten states in which it writes property and casualty insurance. In addition, direct writings of all of Farm Family Casualty's primary products, except personal automobile, increased during 1999. Excluding personal automobile business premiums written in New Jersey, Farm Family Casualty's direct written premiums from personal automobile policies increased by 5.3% or $2.0 million in 1999 compared to 1998.

Life insurance premium revenue was $27.8 million. This amount includes premiums and contract charges primarily from the sale of individual whole life, term and universal life products, and disability income insurance products, subsequent to April 6, 1999, the effective date of Farm Family Holdings' acquisition of Farm Family Life.

Net Investment Income
Net investment income increased $39.5 million to $58.6 million in 1999 from $19.1 million in 1998. The increase was attributable to an increase of $1.8 million in property and casualty net investment income and $37.7 million from the addition of the life insurance segment's net investment income.

Net investment income for the property and casualty insurance segment increased $1.8 million, or 9.9% to $20.4 million in 1999 from $18.6 million in 1998. The taxable equivalent yield on the property and casualty insurance segment's investment portfolio was 6.8% and 7.0% for 1999 and 1998, respectively. The increase in net investment income for the property and casualty insurance segment was primarily the result of an increase in the average cash and invested assets (at amortized cost) of $30.5 million, or 10.9%, for Farm Family Casualty and the inclusion of United Farm Family, which accounted for $1.2 million of the increase in investment income and an additional $26.9 million in average cash and invested assets (at amortized cost). The overall increase in cash and invested assets was greater than the overall increase in net investment income in 1999 primarily as a result of an increase in the investment in tax-exempt fixed maturity securities. The investment income from the property and casualty insurance segment's tax-exempt securities increased to $4.3 million in 1999 from $2.7 million in 1998. United Farm Family's investment income from tax-exempt securities was not material in 1999.

Net investment income for the life insurance segment was $37.7 million in 1999, which represents net investment income for Farm Family Life since its acquisition by Farm Family Holdings on April 6, 1999. The yield on fixed maturity investments (at amortized cost) was 6.9% for that period.

Net Realized Investment Gains (Losses)
Net realized investment losses were $2.0 million in 1999 compared to a net realized gain of $0.5 million in 1998. During 1999, we sold several bonds from the life insurance investment portfolio at losses and recorded a write down of approximately $0.5 million as an other-than-temporary impairment on a bond held in the life insurance segment investment portfolio, which represents the majority of the realized investment losses.

Losses and Loss Adjustment Expenses
Losses and loss adjustment expenses on property and casualty insurance increased $7.2 million, or 5.4%, to $141.5 million in 1999 from $134.3 million in 1998. Losses and loss adjustment expenses were 74.9% of premium revenue in 1999 compared to 73.9% of premium revenue in 1998. Excluding United Farm Family, losses and loss adjustment expenses were 73.8% of premium in 1999 compared to 73.9% in 1998.

Losses and loss adjustment expenses incurred were reduced by $2.8 million and $3.2 million in 1999 and 1998, respectively, as a result of coverage provided by our aggregate stop loss reinsurance program. This program, which became effective January 1, 1998, covers net losses incurred on the Company's net earned premium.

Losses related to our direct writings believed to be weather related aggregated $11.1 million in 1999 compared to $11.7 million in 1998.

Amortization Expense
Amortization expense increased $3.2 million, or 9.0%, to $38.2 million in 1999 from $35.0 million in 1998. The increase was attributable to the inclusion of amortization expense of deferred acquisition costs and present value of future profits for the life insurance segment of $1.8 million and an increase in amortization of deferred acquisition costs for the property and casualty segment of $1.4 million. The increase in amortization of deferred acquisition costs for the property and casualty segment is due to the increase in premium volume and the inclusion of United Farm Family's amortization of $0.5 million.

Other Operating Costs and Expenses
Other operating costs and expenses increased $8.0 million to $20.4 million in 1999 from $12.4 million in 1998. The increase was primarily due to the inclusion of Farm Family Life's other operating costs and expenses of $9.3 million in 1999 partially offset by a decrease in property and casualty underwriting expenses of $0.7 million and the elimination of rental income of $0.7 million paid by Farm Family Casualty to Farm Family Life in 1999. This amount was not eliminated in 1998 since the operations of Farm Family Life were not consolidated with the Company's until its acquisition on April 6, 1999. For 1999, property and casualty insurance underwriting expenses (including amortization expenses) were 24.6% of premium revenue compared to 25.2% in 1998. The decrease in underwriting expenses as a percent of premium revenue was primarily attributable to a greater relative increase in the Company's premium revenue than in the level of overhead expenses, as well as the continuation of a company-wide expense management program, partially offset by the inclusion of the costs and expenses for United Farm Family since its acquisition by Farm Family Holdings. Excluding United Farm Family, property and casualty underwriting expenses (including amortization expenses) were 24.3% of premium revenue in 1999 compared to 25.2% for the same period in 1998.

Participating Policyholders' Interest
Participating policyholders' interest of $9.7 million in 1999 is attributable to the inclusion of Farm Family Life since its acquisition by Farm Family Holdings.

Federal Income Tax Expense
Federal income tax expense decreased $0.8 million to $7.4 million in 1999 from $8.2 million in 1998. Federal income tax expense was 28.3% of income before federal income tax expense and preferred stock dividends in 1999 compared to 30.7% in 1998. The reduction is primarily due to an increased proportion of interest income from tax-exempt securities.

Net Income Attributable to Common Stockholders
Net income decreased to $18.6 million in 1999 compared $18.7 million in 1998 primarily due to a net gain of $4.1 million recorded in 1998 as a result of the reduction of a significant portion of the liability for the extended earnings program with our agents, partially offset by the foregoing factors. Excluding the impact of this gain, net income increased $4.0 million from the prior year.


The Year Ended December 31, 1998 Compared to the Year Ended December 31, 1997

Insurance Premiums
Premium revenue increased $32.5 million, or 21.8%, to $181.7 million in 1998 from $149.2 million in 1997. The increase in premium revenue in 1998 resulted from an increase of $20.0 million in earned premiums on additional business directly written by the Company (principally in New Jersey and New York), an increase of $3.4 million in earned premiums assumed by the Company, and a decrease of $9.1 million in earned premiums ceded to reinsurers.

The $20.0 million increase in earned premiums on additional business directly written by the Company was primarily attributable to an increase of $18.2 million, or 13.6%, in earned premiums from the Company's primary products (personal and commercial automobile products other than assigned risk automobile business, the Special Farm Package, businessowners products, homeowners products, and Special Home Package), an increase of $1.8 million in earned premiums on workers' compensation business, and an increase of $1.1 million in earned premiums on the Company's other products. These increases were somewhat offset by a decrease of $1.1 million in earned premiums from assigned risk automobile business. Premiums earned on personal automobile policies directly written by the Company (excluding assigned risk personal automobile) accounted for $62.7 million or 34.7% of the Company's premium revenue in 1998 compared to $52.9 million or 32.9% in 1997. Premiums earned on personal automobile policies in the state of New Jersey accounted for $7.0 million of the $20.0 million increase in earned premiums from the Company's primary products. The number of policies in force of the Company's primary products increased by 8.7% to approximately 137,800 in 1998 from approximately 127,000 in 1997 and the average premium earned for each such policy increased by 4.6% in 1998 compared to 1997.

The decrease in premiums ceded to reinsurers of $9.1 million was primarily attributable to the termination of certain reinsurance agreements with the Company's affiliate, United Farm Family. We ceded $3.5 million in premium revenue pursuant to our aggregate stop loss reinsurance program, which commenced January 1, 1998. The Company's assumed premiums increased as a result of both new reinsurance contracts written in 1998 and increases in premiums for reinsurance contracts renewed.

Net Investment Income
Net investment income increased $1.0 million, or 5.8%, to $19.1 million in 1998 from $18.1 million in 1997. The taxable equivalent yield on the Company's investment portfolio was 7.0% and 7.3% in 1998 and 1997, respectively. The increase in net investment income was primarily the result of an increase in cash and invested assets (at amortized cost) of approximately $28.3 million, or 10.3%. The increase in cash and invested assets was greater than the increase in net investment income for the year ended December 31, 1998 primarily as a result of a decline in prevailing interest rates as well as an increase in the Company's investment in tax exempt fixed maturity securities. The Company's investment income from tax exempt securities increased to $2.7 million in 1998 from $1.4 million in 1997.

Net Realized Investment Gains (Losses)
Net realized investment gains were $0.5 million in 1998 compared to $5.4 million in 1997. During 1997, the Company sold an investment in common stock which resulted in a realized gain of $5.7 million.

Losses and Loss Adjustment Expenses
Losses and loss adjustment expenses increased $31.0 million, or 30.0%, to $134.3 million in 1998 from $103.3 million in 1997. The increase in loss and loss adjustment expenses was primarily attributable to a 21.8% increase in premium revenue in 1998 as compared to 1997. Losses and loss adjustment expenses were 73.9% of premium revenue in 1998 compared to 69.2% of premium revenue in 1997. The increase in losses and loss adjustment expenses as a percent of premium revenue was attributable to an increase in weather related losses and certain other factors during 1998 compared to the same period in 1997.

Losses and loss adjustment expenses incurred by the Company in 1998 were reduced by $3.2 million as a result of coverage provided by the Company's aggregate stop loss reinsurance program. This program, which became effective January 1, 1998, covers net losses incurred on the Company's direct written, as well as its assumed reinsurance business.

Losses related to the Company's direct writings believed to be weather related aggregated $11.7 million in 1998 compared to $5.2 million in 1997. The increase in weather related losses was primarily attributable to severe ice storms which impacted the upstate New York and Maine territories in which the Company writes business during the first three months of 1998, and tornadoes and severe thunderstorms which impacted the Northeast during the second quarter of 1998.

The Company incurred an additional $3.9 million of losses in 1998, as compared to 1997, on its personal and commercial automobile business. The ratio of losses incurred to premiums earned for the Company's personal and commercial automobile business was 69.3% in 1998 compared to 65.1% in 1997. The Company also incurred an additional $1.4 million of losses in 1998 as compared to 1997 on its workers compensation business. The loss ratio for worker's compensation was 53.1% in 1998 compared to 41.7% in 1997.

Losses and loss adjustment expenses on the Company's voluntary assumed business increased $2.6 million in 1998 as compared to 1997 and was 60.0% of earned premiums for such business for the year ended December 31, 1998 compared to 57.7% in 1997. The increase in the ratio of loss and loss adjustment expenses to earned premiums on business assumed was primarily attributable to losses caused by severe weather in the Midwest.

Amortization Expense
Amortization expense increased $6.2 million, or 21.6%, to $35.0 million in 1998 from $28.8 million in 1997. The increase was primarily attributable to the increase in deferred acquisition costs associated with the growth in direct written premiums during 1998 and 1997.

Other Operating Costs and Expenses
Other operating costs and expenses decreased $2.5 million to $12.4 million in 1999 from $14.9 million in 1998. Property and casualty insurance underwriting expenses (including amortization expenses) were 25.2% of premium revenue in 1998 compared to 28.2% in 1997. The decrease in underwriting expenses as a percent of premium revenue was primarily attributable to a smaller relative increase in overhead expenses than in premium revenue for the year and the Company's continued expense management initiatives which began in 1996. The 1997 underwriting expenses include the impact of the prior period adjustment made to reflect the Company's retroactive adoption of Statement 112 to account for the Company's extended earnings program. Excluding the impact of this prior period adjustment, the underwriting expenses were 27.2% of premium revenue for 1997.

Gain on the Partial Reduction of Extended Earnings Liability
The Company recorded a gain of $6.3 million on the partial reduction of its extended earnings liability in 1998, which was the result of modifications made to the agreements with the Company's agents and agency managers that relieved the Company of the primary obligation to make extended earnings payments.

The Company is primarily liable for its remaining extended earnings liability which represents the aggregate amount owed by the Company to eligible former agents who have terminated their association with the Company and are currently receiving extended earnings payments.

Federal Income Tax Expense
Federal income tax expense decreased $1.0 million to $8.2 million in 1998 from $9.2 million in 1997. Federal income tax expense was 30.7% of income before federal income taxes in 1998 compared to 34.5% in 1997. The decrease in the Company's federal income tax expense as a percentage of income before federal income tax expense in 1998 as compared to 1997 was primarily attributable to an increased proportion of tax exempt interest income earned on the Company's investments reflecting the Company's increased investment in tax exempt fixed maturity securities.

Net Income
Net income increased $1.2 million to $18.7 million in 1998 from $17.5 million in 1997 primarily as a result of the foregoing factors, including the gain of $6.3 million on the partial reduction of the Company's extended earnings liability recognized in 1998.

Liquidity and Capital Resources

Our primary sources of cash flow are premiums, investment income, principal from maturing investments, and proceeds from sales of invested assets. The property and casualty insurance and life insurance segments typically generate positive cash flows from operations as a result of premiums being received in advance of the related claim and benefit payments. In addition to the need for cash flow to meet operating expenses, the liquidity requirements of the property and casualty insurance segment relate primarily to the payment of losses and loss adjustment expenses and the liquidity requirements of the life insurance segment relate primarily to the payment of benefits under life insurance, annuity, and accident and health policies. The liquidity requirements of the property and casualty insurance and life insurance segments can vary because of the uncertainties regarding the settlement dates for liabilities for unpaid claims and the potential for large losses, either individually or in the aggregate.

In addition, Farm Family Holdings may receive dividends from subsidiaries, if declared and paid. The New York Insurance Law regulates the distribution of dividends and other payments to Farm Family Holdings by Farm Family Casualty and Farm Family Life. As of December 31, 1999, the maximum amount of dividends that could be paid by Farm Family Casualty without the prior approval of the New York State Insurance Department (the "Department") was approximately $4.3 million. The payment of stockholder dividends by Farm Family Life is subject to the prior approval of the Department. Under the New York Insurance Law, the Superintendent of Insurance has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. Such restrictions, or any subsequently imposed restrictions, may in the future affect the liquidity of Farm Family Holdings.

We believe that the Company's liquidity and capital resources are adequate for the coming year.

Our asset/liability management process is designed to mitigate the risks associated with interest-sensitive assets and liabilities. We price our annuity and universal life products based on assumptions considering prevailing and expected interest rates and other factors to achieve a positive difference, or spread, between its expected return on investments and the crediting rate. We attempt to achieve this spread by active portfolio management focusing on matching the duration of invested assets and related liabilities to minimize the exposure to fluctuations in interest rates and by the adjustment of the crediting rate on annuity products. The results of the asset/liability matching are analyzed periodically through cash flow analysis under multiple interest rate scenarios. We believe that we will continue to achieve a positive spread and that the amount of lapses and surrender rates generally will remain consistent with those assumed in the pricing of the products. We utilize the services of a professional investment management firm specializing in managing insurance company assets. We believe this supplements our internal capabilities and will further improve the management of the invested assets.

At December 31, 1999, our cash and invested assets, at amortized cost, were $1.1 billion, a $827.4 million increase from 1998. The increase is primarily the result of the acquisition of Farm Family Life. During 1999, we continued to invest primarily in investment grade fixed maturities to maintain the overall quality of our investment portfolio. We also increased investments in commercial mortgage loans in the life insurance segment to further diversify and increase the yield of the investment portfolio in this segment. The market value of fixed maturity investments is subject to fluctuations directly attributable to prevailing rates of interest as well as other factors.

Fixed maturity securities, at amortized cost, rated as investment grade by the National Association of Insurance Commissioners were $968.2 million, or 95.8% of the fixed maturity portfolio, at December 31, 1999 compared to $282.0 million, or 97.7% of the fixed maturity portfolio, at December 31, 1998.

We currently do not have any investments in derivative financial instruments such as futures, forward, swap, or option contracts, or other financial instruments with similar characteristics.

During 1999 and 1998, we had in place unsecured lines of credit with two banks under which we could borrow up to $17.0 million. At December 31, 1999, no amounts were outstanding on the lines of credit. In addition, our reinsurance intermediary has extended a "Rapid Recovery Facility" which will issue cash advances of up to $8.0 million within 48 hours of experiencing a catastrophic loss. We did not utilize this facility in 1999, 1998 or 1997.

In January 2000, we replaced our existing lines of credit discussed above with a revolving credit agreement with three banks. The credit agreement, which expires during January 2003, provides for uncollateralized borrowings of up to $30.0 million at the lending banks' prime rate or LIBOR plus 0.8%. On each anniversary date, the committed amount may decrease by $10.0 million, unless otherwise extended by mutual agreement. The terms of the credit agreement contain, among other provisions, requirements for maintaining minimum levels of surplus, net worth and debt service coverage.

On April 27, 1999, our Board of Directors adopted a stock repurchase plan that authorizes us to repurchase shares of the Company's common stock in an aggregate amount of up to $7.5 million. The repurchase program has been authorized for a one-year period ending on April 27, 2000. The extent and timing of any repurchases will depend on market conditions and other corporate considerations. No repurchases were made under the plan through December 31, 1999.

Net cash provided by operating activities was $64.5 million, $29.5 million, and $31.4 million during the years ended December 31, 1999, 1998, and 1997, respectively. The $35.0 million increase in net cash provided by operating activities in 1999 resulted primarily from approximately $32.0 million in cash provided by operating activities of the life insurance segment. The decrease in net cash provided by operating activities in 1998 compared to 1997 was primarily attributable to an increase in losses paid.

Net cash used in investing activities was $36.1 million, $29.0 million, and $29.3 million during the years ended December 31, 1999, 1998, and 1997, respectively. The $7.1 million increase in net cash used in investing activities in 1999 was primarily due to $10.4 million in cash used in investing activities of the life insurance segment. The decrease in net cash used in investing activities in 1998 compared to 1997 primarily resulted from an increase in investment collections from fixed maturities available for sale due to an increase in the redemption of fixed maturities. During 1998, issuers paid $26.9 million to redeem fixed maturities prior to their stated maturity, compared to $10.6 million in 1997.

Net cash used in financing activities for the year ended December 31, 1999 of $19.9 million was the result of contractholder fund withdrawals on interest sensitive products exceeding the related deposits for these products. We believe the excess of contractholder fund withdrawals over deposits is directly related to the strength of the stock market and the prevailing interest rate environment during 1999. These contractholder items have been reported since the acquisition of Farm Family Life on April 6, 1999. Also, during June 1999, we marketed a single premium deferred annuity at a special rate ("special annuity"). We received $55.1 million in premiums from sales of the special annuity. The total amount received included $50.4 million of money from other policies held with the Company that did not have surrender protection which were exchanged for special annuity policies that have seven-year surrender protection.

The Company's liability for funds on deposit from policyholders includes amounts subject to discretionary withdrawal. Withdrawal characteristics as of December 31, 1999 are as follows:

   ($ in thousands)                                                          Amount        % of Total
   ------------------------------------------------------------------------------------------------------
   Surrender charge rate:
      Greater than or equal to 5%                                               $85,127            20.4%
      Less than 5%, but still subject to surrender charge                        73,384            17.6%
      Not subject to surrender charge                                           249,861            59.9%
   Not subject to discretionary withdrawal                                        8,599             2.1%
                                                                         --------------------------------
             Total funds on deposit from policyholders                         $416,971           100.0%
                                                                         ================================

On April 1, 1998, we redeemed $1.3 million principal amount of surplus notes bearing interest at a rate of 8.0% per annum. Interest expense incurred on the surplus notes for the year ended December 31, 1998 was $25,000 and $102,000 in 1997.

Effective December 31, 1997, we revised our property and casualty reinsurance program. Certain reinsurance agreements with our affiliate, United Farm Family, were terminated effective December 31, 1997. As a result, United Farm Family discontinued reinsuring losses incurred by Farm Family Casualty which exceeded $100,000 up to $300,000 and, accordingly, Farm Family Casualty's retention increased from $100,000 to $300,000 effective January 1, 1998. In addition, we entered into an agreement with unaffiliated reinsurers that provides reinsurance protection within certain dollar limits for losses in excess of a predetermined ratio of losses to earned premiums for accident years 1998 and 1999. This agreement covers all direct and assumed voluntary business as well as mandatory residual market mechanisms. Our reinsurance program is structured to partially mitigate the impact of large or unusual losses as well as the aggregation of smaller, more frequent losses on liquidity and operating results.

We also purchase reinsurance for our life insurance and accident and health lines of business to mitigate the impact of potential large or unusual claims on our liquidity and operating results. Our life insurance reinsurance program provides for coverage for individual life insurance claims greater than $400,000.

Farm Family Holdings, Inc. and Subsidiaries
Consolidated Statements of Income and Comprehensive Income
($ in thousands, except per share amounts)

Years Ended December 31,                                                            1999         1998          1997
---------------------------------------------------------------------------------------------------------------------
Revenues:
    Premiums from property/casualty insurance                                   $188,921      $181,756     $149,220
    Premiums from life and health insurance and contract charges                  27,799          ----         ----
    Net investment income                                                         58,558        19,119       18,077
    Realized investment gains (losses), net                                       (1,984)          451        5,406
    Other income                                                                   1,569         1,033        1,020
---------------------------------------------------------------------------------------------------------------------
         Total revenues                                                          274,863       202,359      173,723
---------------------------------------------------------------------------------------------------------------------

Losses, benefits, expenses and other:
    Losses and loss adjustment expenses on property/casualty insurance           141,509       134,302      103,301
    Policyholder contract benefits                                                38,710          ----         ----
    Amortization expense                                                          38,182        35,019       28,794
    Other operating costs and expenses                                            20,434        12,431       14,910
    Participating policyholders' interest                                          9,692          ----         ----
---------------------------------------------------------------------------------------------------------------------
         Total losses, benefits and expenses                                     248,527       181,752      147,005
    Gain on partial reduction of extended earnings liability                        ----        (6,318)        ----
---------------------------------------------------------------------------------------------------------------------
         Total losses, benefits, expenses and other                              248,527       175,434      147,005
---------------------------------------------------------------------------------------------------------------------

Income before federal income tax expense and preferred stock dividends            26,336        26,925       26,718
Federal income tax expense                                                         7,440         8,254        9,218
---------------------------------------------------------------------------------------------------------------------
Income before preferred stock dividends                                           18,896        18,671       17,500
Preferred stock dividends                                                            278          ----         ----
---------------------------------------------------------------------------------------------------------------------
         Net income attributable to common stockholders                          $18,618       $18,671      $17,500
---------------------------------------------------------------------------------------------------------------------

Other comprehensive income, net of tax:
Unrealized holding gains (losses) arising during the year (net of  tax
  expense (benefit) of $(6,902), $1,046, and $(1,255))                           (11,718)        1,943       (2,329)
Reclassification adjustment for (gains) losses included in net income
  (net of tax expense (benefit) of $(296), $211, and $1,622)                        (550)          390        3,011
---------------------------------------------------------------------------------------------------------------------
           Other comprehensive income (loss)                                     (12,268)        2,333          682
---------------------------------------------------------------------------------------------------------------------
           Comprehensive income                                                   $6,350       $21,004      $18,182
=====================================================================================================================

Per Share Data:

    Net Income - basic                                                             $3.16         $3.55        $3.33
=====================================================================================================================

    Net Income - diluted                                                           $3.13         $3.52        $3.32
=====================================================================================================================

    Basic weighted average shares outstanding                                  5,882,968     5,253,813    5,253,813
=====================================================================================================================

    Diluted weighted average shares outstanding                                5,948,213     5,303,965    5,270,947
=====================================================================================================================
See accompanying notes to Consolidated Financial Statements.

Farm Family Holdings, Inc. and Subsidiaries
Consolidated Balance Sheets
($ in thousands)


As of December 31,                                                                           1999            1998
--------------------------------------------------------------------------------------------------------------------
Assets
Investments:
   Fixed Maturities
      Available for sale, at fair value
         (Amortized cost: $1,002,850 in 1999 and $280,124 in 1998)                        $960,054        $293,120
      Held to maturity, at amortized cost
         (Fair value: $7,820 in 1999 and $8,652 in 1998)                                     7,971           8,390
  Equity securities - available for sale, at fair value
      (Cost: $42,819 in 1999 and $3,356 in 1998)                                            45,809           5,323
   Mortgage loans                                                                           26,832             691
   Policy loans                                                                             30,839            ----
   Other invested assets                                                                       176            ----
--------------------------------------------------------------------------------------------------------------------
         Total investments                                                               1,071,681         307,524
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                                   19,190          10,677
Insurance receivables:
   Reinsurance receivables                                                                  24,748          17,800
   Premiums receivable, net                                                                 32,094          29,666
Deferred acquisition costs                                                                  17,630          13,668
Present value of future profits                                                             28,571            ----
Accrued investment income                                                                   18,875           5,527
Property and equipment, net                                                                 14,520            ----
Deferred income tax asset, net                                                              29,605           1,694
Receivable from affiliates, net                                                               ----          16,660
Other assets                                                                                 4,884           3,287
--------------------------------------------------------------------------------------------------------------------
         Total assets                                                                   $1,261,798        $406,503
====================================================================================================================

Liabilities
  Reserves for losses and loss adjustment expenses
    for property/casualty insurance                                                       $186,130        $174,435
  Reserves for life policies and contract benefits                                         239,891            ----
  Funds on deposit from policyholders                                                      416,971            ----
  Unearned premium reserve                                                                  74,364          71,209
  Accrued dividends to policyholders                                                         5,263            ----
  Reinsurance premiums payable                                                               4,168           1,055
  Accrued expenses and other liabilities                                                    19,471          15,566
  Participating policyholders' interest                                                    128,516            ----
--------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                               1,074,774         262,265
--------------------------------------------------------------------------------------------------------------------

Commitments and contingencies
Mandatory redeemable preferred stock                                                         5,830            ----

Stockholders' equity
  Preferred stock, $.01 par value, 836,786 shares authorized
      and no shares issued and outstanding                                                    ----            ----
  Common stock, $.01 par value, 10,000,000 shares authorized,
    6,110,684 and 5,253,813 shares issued and outstanding                                       61              53
  Additional paid-in capital                                                               123,504          92,906
  Retained earnings                                                                         60,172          41,554
  Accumulated other comprehensive income (loss)                                             (2,543)          9,725
--------------------------------------------------------------------------------------------------------------------
         Total stockholders' equity                                                        181,194         144,238
--------------------------------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                                     $1,261,798        $406,503
====================================================================================================================
See accompanying notes to Consolidated Financial Statements.

Farm Family Holdings, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
($ in thousands)


Years Ended December 31,                                                     1999             1998             1997
--------------------------------------------------------------------------------------------------------------------
Shares of common stock issued
   Balance, beginning of year                                          5,253,813         5,253,813       5,253,813
   Issuance of shares for acquisition                                    856,871              ----            ----
--------------------------------------------------------------------------------------------------------------------
   Balance, end of year                                                6,110,684         5,253,813       5,253,813
====================================================================================================================
Common stock issued
   Balance, beginning of year                                                $53               $53             $53
   Issuance of shares for acquisition                                          8              ----            ----
--------------------------------------------------------------------------------------------------------------------
   Balance, end of year                                                       61                53              53
--------------------------------------------------------------------------------------------------------------------
Additional paid-in capital
   Balance, beginning of year                                             92,906            92,906          98,140
   Prior period adjustment                                                  ----              ----          (5,234)
--------------------------------------------------------------------------------------------------------------------
   Adjusted balance, beginning of year                                    92,906            92,906          92,906
   Issuance of shares for acquisition                                     30,598              ----            ----
--------------------------------------------------------------------------------------------------------------------
   Balance, end of year                                                  123,504            92,906          92,906
--------------------------------------------------------------------------------------------------------------------
Retained earnings
   Balance, beginning of year                                             41,554            22,883           5,838
   Prior period adjustment                                                  ----              ----            (455)
--------------------------------------------------------------------------------------------------------------------
   Adjusted balance, beginning of year                                    41,554            22,883           5,383
   Net income                                                             18,618            18,671          17,500
--------------------------------------------------------------------------------------------------------------------
   Balance, end of year                                                   60,172            41,554          22,883
--------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss)
   Balance, beginning of year                                              9,725             7,392           6,710
   Unrealized holding gains (losses) arising during the year,
     net of  tax                                                         (11,718)            1,943          (2,329)
   Reclassification adjustment for (gains) losses included in
     net income, net of tax                                                 (550)              390           3,011
--------------------------------------------------------------------------------------------------------------------
   Balance, end of year                                                   (2,543)            9,725           7,392
--------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                              $181,194          $144,238        $123,234
====================================================================================================================
See accompanying notes to Consolidated Financial Statements.

Farm Family Holdings, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
($ in thousands)


Years Ended December 31,                                                              1999          1998         1997
----------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net income                                                                        $18,618       $18,671      $17,500
----------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income
   to net cash provided by operating activities:
    Realized investment (gains) losses, net                                         1,984          (451)      (5,406)
    Amortization of bond discount                                                   3,752           328          329
    Amortization and depreciation                                                  40,154        35,019       28,794
    Interest credited to policyholders                                             17,636          ----         ----
    Deferred income taxes                                                            (719)        1,472         (845)
    Gain on partial reduction of extended earnings liability                         ----        (6,318)        ----
    Participating policyholders' interest                                           9,692          ----         ----
    Dividends to policyholders                                                     (7,205)         ----         ----
    Capitalization of deferred acquisition costs                                  (41,039)      (36,074)     (30,725)
    Changes in assets and liabilities, net of effects of the acquisition:
       Reinsurance receivables                                                     (4,071)       (5,457)      (1,600)
       Premiums receivable, net                                                    (2,428)       (1,525)      (5,478)
       Accrued investment income                                                     (780)         (119)        (547)
       Receivable from affiliates, net                                              1,471         1,126       (1,653)
       Other assets                                                                   475           959         (250)
       Reserves for property/casualty insurance losses and loss adjustment
       expenses                                                                    11,695        17,813       15,402
       Reserves for life policies and contract benefits                             9,586          ----         ----
       Unearned premium reserve                                                     3,155         5,140       10,124
       Reinsurance premiums payable                                                 3,113        (1,509)       1,923
       Accrued expenses and other liabilities                                        (592)          410        3,800
----------------------------------------------------------------------------------------------------------------------
          Total adjustments                                                        45,879        10,814       13,868
----------------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                                64,497        29,485       31,368
----------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
Proceeds from sales:
  Fixed maturities                                                                 57,178         3,684        8,019
  Equity securities                                                                 3,459          ----        6,257
Investment collections:
  Fixed maturities                                                                 46,271        39,397       17,339
  Other investments                                                                 1,221           977           85
Investment purchases:
  Fixed maturities                                                               (133,900)      (73,484)     (60,961)
  Other investments                                                                (9,118)         ----         ----
Policy loans issued, net                                                             (396)         ----         ----
Change in other invested assets                                                       102           402          (30)
Purchases of property and equipment                                                (2,337)         ----         ----
Proceeds from sale of property and equipment                                           36          ----         ----
Cash of subsidiary at date of acquisition                                           3,295          ----         ----
Acquisition costs                                                                 ( 1,895)         ----         ----
----------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                                   (36,084)      (29,024)     (29,291)
----------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Contractholder fund deposits                                                       76,728          ----         ----
Contractholder fund withdrawals                                                   (96,628)         ----         ----
Principal payments on debt                                                           ----        (1,268)         (36)
----------------------------------------------------------------------------------------------------------------------
          Net cash used in financing activities                                   (19,900)       (1,268)         (36)
----------------------------------------------------------------------------------------------------------------------
          Net increase (decrease) in cash                                           8,513          (807)       2,041
Cash and cash equivalents, beginning of year                                       10,677        11,484        9,443
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                            $19,190       $10,677      $11,484
======================================================================================================================
See accompanying notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. General

Basis of Presentation:

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include the accounts of Farm Family Holdings, Inc. ("Farm Family Holdings") and its wholly-owned subsidiaries (collectively referred to as the "Company"). The primary subsidiaries of Farm Family Holdings are Farm Family Casualty Insurance Company ("Farm Family Casualty") and Farm Family Life Insurance Company ("Farm Family Life"). On April 6, 1999, Farm Family Holdings acquired Farm Family Life and Farm Family Life's wholly-owned subsidiary, United Farm Family Insurance Company ("United Farm Family") (see Note 3). All significant intercompany balances and transactions have been eliminated.

Certain reclassifications have been made to prior periods' financial statements to conform to the current period's presentation.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Nature of Operations:

Farm Family Casualty and United Farm Family are specialized insurance companies that provide property and casualty insurance coverages to farms, agribusiness, other generally related businesses and residents of rural and suburban communities. Farm Family Casualty provides insurance to members of the state Farm Bureau(R) organizations in New York, New Jersey, Delaware, West Virginia and all of the New England states. Membership in a state Farm Bureau organization is a prerequisite for voluntary insurance coverage with Farm Family Casualty, except for employees of the Company and its affiliates. United Farm Family provides similar property and casualty insurance products in Pennsylvania and Maryland. United Farm Family began operations in these states during 1998. Membership in a state Farm Bureau organization is not a prerequisite for purchasing insurance coverage from United Farm Family.

Farm Family Life provides life insurance, annuity, and accident and health insurance coverages principally to members of the state Farm Bureau organizations in the same states as Farm Family Casualty and United Farm Family. Membership in a state Farm Bureau organization is not a prerequisite for purchasing insurance coverage from Farm Family Life.

Farm Family Casualty, Farm Family Life and United Farm Family have substantially identical directors and officers, share the same agency force and certain employees and utilize common office facilities. Most administrative and operating expenses are allocated between the companies pursuant to expense sharing and service agreements (see Note 13).

2. Summary of Significant Accounting Policies

Cash and cash equivalents:

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Investments:

Fixed maturities include primarily bonds, redeemable preferred stocks, asset-backed securities and mortgage-backed securities. Investments in fixed maturities which the Company has both the ability and positive intent to hold to maturity are classified as held to maturity and carried at amortized cost. Investments classified as held to maturity on the Company's consolidated balance sheets consist primarily of private placements. Fixed maturities which may be sold prior to their contractual maturity are classified as available for sale and are carried at fair value on the Company's consolidated balance sheets. The difference between amortized cost and fair value of fixed maturities classified as available for sale, net of deferred income taxes, is reflected as a component of stockholders' equity.

Equity securities include common stocks which are carried at fair value. The difference between cost and fair value of equity securities, less deferred income taxes, is reflected as a component of stockholders' equity.

Mortgage loans are carried at their outstanding principal balance. At December 31, 1999, no mortgage loans were considered uncollectible.

Other invested assets, which consist primarily of investments in real estate, are carried at cost, which approximates fair value.

Policy loans are carried at their unpaid principal balance.

The carrying values of all investments are reviewed on an ongoing basis. If this review indicates a decline in fair value below cost is other than temporary, the Company's carrying value in the investment is reduced to its estimated realizable value and a specific write-down is taken. Such write-downs are included in realized investment gains and losses.

Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded on the ex-dividend date. Interest income on mortgage-backed and asset-backed securities is determined by the effective yield method based on estimated principal repayments. Realized investment gains and losses are determined on a specific identification basis.

Income Taxes:

The income tax provision is calculated under the liability method. Deferred income tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities and the enacted tax rates. The principal assets and liabilities giving rise to such differences are reserves for losses and loss adjustment expenses, unearned premiums, reserves for life policies and contract benefits, funds on deposit from policyholders, present value of future profits, participating policyholders' interest and deferred acquisition costs. Deferred income taxes also arise from unrealized investment gains or losses on equity securities and fixed maturities classified as available for sale.

Stock Compensation Plan:

The Company has elected to account for its stock compensation plan using the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, no compensation cost is recognized in the financial statements for employee stock options that are issued with an exercise price equal to the fair market value of the stock.

Recognition of Premium Revenues and Costs:

Premiums on property and casualty business are deferred and earned on a pro rata basis over the terms of the respective policies. Amounts paid for ceded reinsurance premiums are reported as prepaid reinsurance premiums and amortized over the remaining contract period in proportion to premium.

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits, and consist principally of whole life and term insurance policies. Life insurance premiums are recognized as premium revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Benefits and expenses are associated with earned premiums to result in the recognition of profits over the life of the contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred acquisition costs.

Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed to the policyholder, premiums paid by the policyholder or interest credited to policyholder balances. Revenues for universal life-type policies consist of charges assessed against policy account values for the cost of insurance and policy administration. Other amounts received as payments for such contracts are not reported as premium revenues. Payments received are considered deposits and are classified as funds on deposit from policyholders. Account balances are increased by interest credited and reduced by withdrawals, mortality charges and administrative expenses charged to policyholders.

Contracts that do not subject the Company to risks arising from policyholder mortality or morbidity are referred to as investment contracts. Certain annuity contracts are considered investment contracts. Revenues for investment contracts consist of investment income and policy administration charges. Other amounts received as payments for such contracts are not reported as premium revenues. Payments received are considered deposits and are classified as funds on deposit from policyholders. Account balances are increased by interest credited and reduced by withdrawals.

Policy benefits and claims that are charged to expense for universal life-type contracts and investment contracts include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances. Interest crediting rates for universal life type contracts and investment contracts are based on current market conditions and are determined by the Board of Directors.

All insurance related revenues, losses, benefits and expenses are reported net of reinsurance.

Deferred Acquisition Costs:

Policy acquisition costs that vary with and are primarily related to the production of property and casualty insurance business have been deferred. These amounts primarily consist of agents' compensation, premium taxes, and certain other underwriting expenses. Such deferred acquisition costs are amortized as premium revenue is recognized. Deferred acquisition costs are limited to their estimated realizable value, which gives effect to the premium to be earned, related investment income, and losses and loss adjustment expenses expected to be incurred as the premium is earned.

Certain costs of writing life insurance and annuity business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future premiums, and have been reported as deferred acquisition costs. Such costs include commissions, certain costs of policy issuance and underwriting, and certain variable agency expenses. Future investment income is considered in determining the recoverability of deferred acquisition costs.

For traditional life insurance products, these costs are amortized, with interest, in proportion to the ratio of estimated annual revenues to the estimated total revenues over the contract period. For most life insurance, a 15-year to 40-year amortization period is used, and a 25-year period is used for annuities.

Deferred acquisition costs for universal life contracts and certain annuity contracts are amortized at a constant rate based upon the present value of estimated gross profits expected to be realized over the life of the contracts.

The Company reviews the carrying amount of deferred acquisition costs on a periodic basis.

Amortization of deferred acquisition costs includes amounts relating to property and casualty and life insurance business and has been reported as amortization expense in the accompanying consolidated statements of income and comprehensive income.

Reserves for Losses and Loss Adjustment Expenses:

Reserves for losses and loss adjustment expenses represent estimates of the ultimate amounts necessary to settle reported losses and a provision for incurred but not reported claims of insured losses for property and casualty insurance business. The reserve estimates are based on known facts and circumstances, including the Company's experience with similar cases and historical trends involving reserving patterns, loss payments, pending levels of unpaid claims and product mix, as well as other factors including court decisions, economic conditions and public attitudes. The reserves for losses and loss adjustment expenses include case basis estimates of reported losses, estimates of incurred but not reported losses based upon prior experience adjusted for current trends, and estimates of losses to be paid under assumed reinsurance contracts. Estimated amounts of recoverable salvage and subrogation are deducted from the reserves for losses and loss adjustment expenses. The establishment of appropriate reserves, as well as related amounts recoverable under reinsurance contracts is an inherently uncertain process. Reserve estimates are regularly reviewed and updated, using the most current information available. Any resulting adjustments, which may be material, are reflected in current operations (see Note 10).

Reserves for Life Policies and Contract Benefits:

Liabilities for future policy benefits for term life contracts are calculated using the net level premium method and assumptions as to investment yields, mortality and withdrawals. These assumptions are based on projections and past experience and include provisions for possible unfavorable deviation. These assumptions are made at the time the contract is issued.

Liabilities for future policy benefits for traditional whole life contracts are calculated using the net level premium method and assumptions as to interest and mortality. Reserve interest assumptions are level and range from 2.5% to 4.5%. The average rate of assumed investment yields used in estimating gross margins was 7.5% in 1999. Traditional whole life is written on a participating basis with a provision for dividends to policyholders (see Participating Policyholders' Interest).

Liabilities for future policy and contract benefits on universal life-type and investment-type contracts are based on the policy account balance.

The liabilities for future policy and contract benefits for long-term disability income contracts are based upon interest rate assumptions and morbidity and termination rates from published tables.

Present Value of Future Profits ("PVFP"):

The actuarially determined present value of anticipated net cash flows to be realized from insurance, annuity and investment contracts in force at the date of an acquisition is recorded as PVFP. This balance is amortized and evaluated for recoverability in the same manner as the deferred acquisition costs described above. The $28.6 million of PVFP in the accompanying consolidated balance sheets reflects the original $29.7 million from the acquisition of Farm Family Life, less accumulated amortization. Interest accrues on the unamortized balance at rates that range from 4.6% to 6.3%, with $1.2 million accrued during 1999. PVFP amortization is projected to range from 0.3% to 5.8% of the December 31, 1999 unamortized balance for each of the next five years.

Property and Equipment:

Property and equipment are stated at cost, net of accumulated depreciation. The Company uses the straight-line method of depreciation over the estimated useful life ranges of 10 to 20 years for property and 3 to 7 years for equipment. The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

During 1999, the Company adopted Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This statement requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. Prior to the adoption of SOP No. 98-1, the Company capitalized external software development costs and charged internal costs, primarily payroll and related items, to expense as they were incurred. Pursuant to the SOP, these internal costs are now capitalized. The effect of adopting SOP No. 98-1 was not material to the Company's consolidated financial statements.

Participating Policyholders' Interest:

A significant portion of the life insurance segment's products are written on a "participating" basis, as defined in the New York State insurance law. Participating insurance represented 89% of the total life insurance in force at December 31, 1999 and 38% of the total statutory premiums collected for the period April 6, 1999 through December 31, 1999.

Profits earned on participating business are reserved for the payment of dividends to policyholders except for the stockholders' share of profits on participating policies, which is limited to the greater of 10% of the statutory profit on participating business, or 50 cents per thousand dollars of the face amount of participating life insurance in force. Participating policyholders' interest includes the accumulated net income from participating policies reserved for payment to such policyholders in the form of dividends (less net income allocated to stockholders as indicated above) as well as a pro rata portion of unrealized investment gains (losses), net of tax. The Board of Directors approves dividends to policyholders.

In addition to the greater of 10% of the statutory profit on participating business or 50 cents per thousand dollars of the face amount of participating life insurance in force, earnings available to common stockholders consists of earnings on non-participating business and a pro rata share of net investment income and realized investment gains (losses).

For the nine months ended December 31, 1999, participating policyholder dividends were $7.2 million and net income attributable to participating policyholders was $6.3 million.

Guaranty Fund Assessments:

During 1999, the Company adopted Statement of Position No. 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments". This statement requires the accrual of assessments levied on insurance companies by guaranty associations, and potential assessments for events that have occurred, in certain states. The effect of adopting SOP No. 97-3 was not material to the Company's consolidated financial statements.

Dividend Policy:

The Company has never paid cash dividends on shares of common stock. The Company currently intends to retain any earnings in order to develop its business and support its operations, and, as such, does not anticipate that it will pay dividends to stockholders in the foreseeable future. The declaration and payment of dividends in the future are at the discretion of the Board of Directors of the Company, are subject to certain regulatory constraints and will depend upon, among other things, the Company's results of operations, financial condition, cash requirements, future prospects and other factors.

Future Application of Accounting Standards:

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"). This statement, which is effective for the Company for the year beginning January 1, 2001, establishes accounting and reporting standards for derivative instruments and for hedging activities. Statement 133 requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. Since the Company does not have any investments in derivative financial instruments, management does not believe that the implementation of Statement 133 will have a material impact on the Company's financial statements.

In 1998, the National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles guidance (the "Codification"), which will replace the current Accounting Practices and Procedures Manual as the NAIC's primary guidance on statutory accounting. Statutory accounting is a comprehensive basis of accounting based on prescribed accounting practices, which include state laws, regulations and general administrative rules, as well as a variety of publications of the NAIC. The Codification provides guidance for the areas where statutory accounting has been silent and changes current statutory accounting in some areas. The NAIC has established January 1, 2001 as the effective date of the Codification. The New York Insurance Department has advised that it intends to proceed with implementation of the Codification, subject to any provisions in New York statute which conflict with particular points in the Codification rules. The Company has not estimated the potential effect of adopting the Codification.

3. Acquisition of Farm Family Life

On April 6, 1999, Farm Family Holdings acquired all of the outstanding capital stock of Farm Family Life. Farm Family Holdings' aggregate purchase price was approximately $38.3 million, including direct acquisition costs. The fair value of the assets acquired and liabilities assumed was $854.1 million and $815.8 million, respectively. The purchase price consisted of approximately $30.6 million of Farm Family Holdings' common stock ($31.5 million less certain expenses paid by Farm Family Life), approximately $5.8 million stated value of 6-1/8% voting preferred stock ($6 million less certain expenses paid by Farm Family Life) and approximately $1.9 million in direct acquisition costs. The price used to determine the number of shares of common and voting preferred stock issued in the acquisition was fixed at $35.72 per share. Farm Family Holdings issued 856,871 shares of common stock and 163,214 shares of voting preferred stock to the Selling Stockholders. After the acquisition, Farm Family Holdings' total number of common shares outstanding increased to 6,110,684. As a result of the acquisition, Farm Family Life became a wholly-owned subsidiary of Farm Family Holdings. The acquisition has been accounted for under the purchase method of accounting. Accordingly, the financial results of Farm Family Life and Farm Family Life's wholly-owned property and casualty subsidiary, United Farm Family, are included in these consolidated financial statements effective April 6, 1999.

The following unaudited pro forma information for the Company gives effect to the Farm Family Life acquisition as if it happened at the beginning of the periods presented. These pro forma results have been prepared for comparative purposes only and are not necessarily indicative of what would have resulted had the acquisition been made on the dates indicated, or future results.

                                                                                          Twelve Months Ended
                                                                                             December 31,
------------------------------------------------------------------------------------ ------------------------------
($ in thousands, except per share data)                                                       1999            1998
------------------------------------------------------------------------------------ -------------- ---------------
Revenues                                                                                  $297,615        $293,626
Income attributable to common shareholders                                                 $19,485         $21,646
Net income per common share - diluted                                                        $3.14           $3.51

4. Net Income Per Share

The following table for the years ended December 31, 1999, 1998 and 1997 presents a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

                                                                               1999           1998           1997
Net income available to common stockholders                             $18,618,000    $18,671,000    $17,500,000
==================================================================================================================
Weighted average number of
    shares in basic earnings per share                                    5,882,968      5,253,813      5,253,813
Effect of stock options                                                      65,245         50,152         17,134
------------------------------------------------------------------------------------------------------------------
Weighted average number
    of shares in diluted earnings per share                               5,948,213      5,303,965      5,270,947
==================================================================================================================
Basic net income per share                                                    $3.16          $3.55          $3.33
==================================================================================================================
Diluted net income per share                                                  $3.13          $3.52          $3.32
==================================================================================================================

5. Investments

The amortized cost, fair value and gross unrealized gains and losses of available for sale securities and held to maturity securities at December 31, 1999 and 1998 are as follows:

                                                                 Amortized       Gross Unrealized         Fair
($ in thousands)                                                   Cost            Gains Losses          Value
-------------------------------------------------------------------------------------------------------------------
1999
Available for Sale
Fixed maturities:
U.S. Government & Agencies                                           $30,741         $274        $969      $30,046
States, Municipalities & Political Subdivisions                      196,311        1,020       8,207      189,124
Corporate                                                            558,252        1,781      30,350      529,683
Mortgage-backed Securities                                           202,091          432       6,088      196,435
Redeemable Preferred Stock                                            15,455          111         800       14,766
-------------------------------------------------------------------------------------------------------------------
   Total fixed maturities                                          1,002,850        3,618      46,414      960,054
Equity securities                                                     42,819        7,596       4,606       45,809
-------------------------------------------------------------------------------------------------------------------
Total Available for Sale                                          $1,045,669      $11,214     $51,020   $1,005,863
===================================================================================================================
Held to Maturity
Fixed maturities:
States, Municipalities & Political Subdivisions                       $4,009          $21         $99       $3,931
Corporate                                                              3,962           17          90        3,889
-------------------------------------------------------------------------------------------------------------------
Total Held to Maturity                                                $7,971          $38        $189       $7,820
===================================================================================================================

                                                                 Amortized       Gross Unrealized         Fair
($ in thousands)                                                   Cost            Gains Losses          Value
-------------------------------------------------------------------------------------------------------------------
1998
Available for Sale
Fixed maturities:
U.S. Government & Agencies                                           $14,754         $887      $ ----      $15,641
States, Municipalities & Political Subdivisions                       98,354        4,856          21      103,189
Corporate                                                            129,347        7,187         937      135,597
Mortgage-backed Securities                                            31,367          678          13       32,032
Redeemable Preferred Stock                                             6,302          362           3        6,661
-------------------------------------------------------------------------------------------------------------------
   Total fixed maturities                                            280,124       13,970         974      293,120
Equity securities                                                      3,356        1,967        ----        5,323
-------------------------------------------------------------------------------------------------------------------
Total Available for Sale                                            $283,480      $15,937        $974     $298,443
===================================================================================================================
Held to Maturity
Fixed maturities:
States, Municipalities & Political Subdivisions                       $4,278          $54         $75       $4,257
Corporate                                                              4,112          283        ----        4,395
-------------------------------------------------------------------------------------------------------------------
Total Held to Maturity                                                $8,390         $337         $75       $8,652
===================================================================================================================

The table below presents the amortized cost and fair value of fixed maturities at December 31, 1999, by contractual maturity. Actual maturities may differ from contractual maturities as a result of prepayments.


                                                          Available for Sale              Held to Maturity
                                                         Amortized       Fair            Amortized        Fair
($ in thousands)                                            Cost        Value               Cost          Value
----------------------------------------------------------------------------------------------------------------
Due in one year or less                                     $16,010       $15,663            $100           $94
Due after one year through five years                       122,304       119,429           1,414         1,350
Due after five years through ten years                      226,978       219,818           5,212         5,114
Due after ten years                                         435,467       408,709           1,245         1,262
----------------------------------------------------------------------------------------------------------------
   Subtotal                                                 800,759       763,619           7,971         7,820
Mortgage-backed securities                                  202,091       196,435            ----          ----
----------------------------------------------------------------------------------------------------------------
   Total                                                 $1,002,850      $960,054          $7,971        $7,820
================================================================================================================

Unrealized investment gains and losses on fixed maturities classified as available for sale and equity securities included in stockholders' equity as accumulated other comprehensive income and in participating policyholders' interest at December 31, 1999 are as follows:

                                                  Cost/                                                  Net
                                              Amortized Cost     Fair         Gross Unrealized       Unrealized
($ in thousands)                                                Value           Gains Losses        Gains(Losses)
-------------------------------------------------------------------------------------------------------------------
Fixed maturities available for sale               $1,002,850     $960,054        $3,618    $46,414      $(42,796)
Equity securities                                     42,819       45,809         7,596      4,606         2,990
-------------------------------------------------------------------------------------------------------------------
    Total                                         $1,045,669   $1,005,863       $11,214    $51,020      $(39,806)
                                              =====================================================
Deferred income taxes                                                                                     13,931
                                                                                                   ----------------
   Total net unrealized loss                                                                             (25,875)
Net unrealized losses attributable to
 participating policyholders' interest                                                                    23,332
                                                                                                   ----------------
    Total                                                                                                $(2,543)
                                                                                                   ================

The change in unrealized appreciation (depreciation) of investments included in stockholders' equity as accumulated other comprehensive income and participating policyholders' interest is as follows:

($ in thousands)                                                                1999           1998          1997
-------------------------------------------------------------------------------------------------------------------
Fixed maturities available for sale                                         $(55,782)        $2,781        $5,253
Equity securities                                                              1,012            809        (4,204)
-------------------------------------------------------------------------------------------------------------------
                                                                             (54,770)         3,590         1,049
Deferred income taxes                                                         19,170         (1,257)         (367)
-------------------------------------------------------------------------------------------------------------------
    Total change in unrealized appreciation (depreciation)                   (35,600)         2,333           682
Change in unrealized appreciation (depreciation) of investments
 attributable to participating policyholders' interest                        23,332           ----          ----
-------------------------------------------------------------------------------------------------------------------
    Total                                                                   $(12,268)        $2,333          $682
===================================================================================================================

The components of net investment income for the years 1999, 1998 and 1997 are as follows:

($ in thousands)                                                                  1999         1998         1997
-------------------------------------------------------------------------------------------------------------------
Interest on fixed maturities                                                    $55,959     $19,031       $17,968
Dividends from equity securities                                                    699         179           152
Interest on mortgage loans                                                        1,319          90           154
Interest on short-term investments                                                  976         458           416
Interest on policy loans                                                          1,347        ----          ----
Other, net                                                                           66          43            25
-------------------------------------------------------------------------------------------------------------------
   Gross investment income                                                       60,366      19,801        18,715
Investment expense                                                               (1,808)       (682)         (638)
-------------------------------------------------------------------------------------------------------------------
   Net investment income                                                        $58,558     $19,119       $18,077
===================================================================================================================

A summary of realized investment gains (losses), net, for the years 1999, 1998 and 1997 is as follows:

($ in thousands)                                                                    1999        1998         1997
-------------------------------------------------------------------------------------------------------------------
Fixed maturities                                                                $(2,752)       $598         $(149)
Equity securities                                                                   493           1         5,780
Other invested assets                                                               275        (148)         (225)
-------------------------------------------------------------------------------------------------------------------
 Total                                                                          $(1,984)       $451        $5,406
===================================================================================================================

6. Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at December 31, 1999 and 1998. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The table excludes cash and cash equivalents, insurance receivables, receivables from affiliates, accrued investment income and other assets, and accrued expenses and other liabilities, all of which had fair values approximating carrying values. As a number of the Company's significant assets (including deferred acquisition costs, and deferred income taxes) and liabilities (including reserves for property/casualty insurance losses and loss adjustment expenses and reserves for life policies and contract benefits) are not considered financial instruments, the disclosures that follow do not reflect the fair value of the Company as a whole.

                                                                      1999                         1998
                                                             Carrying        Fair         Carrying        Fair
($ in thousands)                                               Value        Value           Value        Value
-------------------------------------------------------------------------------------------------------------------
Assets:
  Fixed maturities                                              $968,025     $967,874        $301,510     $301,772
  Equity securities                                               45,809       45,809           5,323        5,323
  Mortgage loans                                                  26,832       26,832             691          691
  Policy loans                                                    30,839       30,839            ----         ----
  Other invested assets                                              176          176            ----         ----
Liabilities:
  Funds on deposit from policyholders                            416,971      415,223            ----         ----

The following methods and assumptions were used in estimating the fair value disclosures for the financial instruments:

Fixed maturities, equity securities and other invested assets -- The fair value is based upon quoted market prices where available or from independent pricing services.

Mortgage loans -- The fair value is based on discounted cash flows using interest rates at which similar loans would be made to borrowers with similar characteristics.

Policy loans -- Future cash flows of policy loans are uncertain and difficult to predict. Therefore management believes that the fair value of policy loans approximates the unpaid principal balance.

Funds on deposit from policyholders -- Deposit funds include investment contracts that earn interest at either fixed or variable rates. Interest rates are adjusted monthly to market rates for those investment contracts with a variable rate. The carrying value is the fair value for these liabilities. Other investment contracts earn interest at a fixed rate for one, three or five-year terms. Fair value for these liabilities is set by discounting future cash flows to present value at current market rates.

Fair values for the Company's off-balance-sheet instruments (letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standing. The fair value of the Company's off-balance-sheet instruments at December 31, 1999 is not considered to be material.

7. Property and Equipment

The carrying value of the Company's property and equipment at December 31 is as follows:

($ in thousands)                                                    1999
---------------------------------------------------------------------------
Home office building and grounds                                  $8,898
Furniture and equipment                                            7,051
Automobiles                                                          506
---------------------------------------------------------------------------
                                                                  16,455
Accumulated depreciation                                          (1,935)
---------------------------------------------------------------------------
     Property and equipment, net                                 $14,520
===========================================================================

Depreciation expense was $2.0 million for 1999.

8. Reinsurance

The Company purchases property and casualty reinsurance to limit its exposure to losses from catastrophic events, such as hurricanes, tornadoes or earthquakes, and to limit losses from any single large risk. Reinsurance contracts do not relieve the Company from its obligations to policyholders as the primary insurer. The Company evaluates the financial condition of its reinsurers and monitors concentrations of risk arising from similar geographic regions, activities and economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The Company regularly evaluates amounts recoverable and an allowance for uncollectible reinsurance is provided when collection is in doubt. At December 31, 1999 and 1998, the Company determined it was not necessary to provide an allowance for uncollectible reinsurance. Reinsurance receivables at December 31, 1999 include $21.8 million related to the property and casualty insurance segment and $2.9 million related to the life insurance segment. Approximately 90% of the property and casualty reinsurance receivables balances at December 31, 1999 and 1998 were due from six reinsurers.

Effective December 31, 1997, the Company revised its property and casualty reinsurance program. Certain reinsurance agreements with its affiliate, United Farm Family, were terminated effective December 31, 1997. As a result, United Farm Family discontinued reinsuring losses incurred by Farm Family Casualty which exceeded $100,000 up to $300,000 and, accordingly, Farm Family Casualty's retention increased from $100,000 to $300,000 effective January 1, 1998. In addition, the Company entered into an agreement which provides reinsurance protection within certain dollar limits for losses in excess of a predetermined ratio of losses to earned premiums for accident years 1998 and 1999. This agreement covers all direct and assumed voluntary business as well as mandatory residual market mechanisms. The Company's reinsurance program is structured to partially mitigate the impact of large or unusual losses as well as the aggregation of smaller, more frequent losses on liquidity and operating results.

The Company also purchases reinsurance for its life insurance and accident and health lines of business in part to mitigate the impact of large or unusual claims on its liquidity and operating results. The Company's life insurance reinsurance program provides for coverage for individual life insurance claims greater than $400,000.

The effects of reinsurance on premiums written and earned, and losses and loss adjustment expenses incurred, for the years ended December 31, were as follows:

($ in thousands)                                                                 1999       1998          1997
--------------------------------------------------------------------------------------------------------------------
Premiums From Property/Casualty Insurance Written
Direct                                                                       $192,995       $185,139      $168,707
Assumed                                                                        14,144         15,034        13,091
Ceded to United Farm Family                                                      ----           ----        (8,959)
Ceded to non-affiliates                                                       (15,437)       (11,349)      (13,594)
--------------------------------------------------------------------------------------------------------------------
   Premiums written, net of reinsurance                                      $191,702       $188,824      $159,245
====================================================================================================================

Premiums From Property/Casualty Insurance Earned
Direct                                                                       $189,337       $180,996      $160,988
Assumed                                                                        14,969         14,037        10,686
Ceded to United Farm Family                                                      ----           ----        (8,960)
Ceded to non-affiliates                                                       (15,385)       (13,277)      (13,494)
--------------------------------------------------------------------------------------------------------------------
   Premiums earned, net of reinsurance                                       $188,921       $181,756      $149,220
====================================================================================================================

Losses and Loss Adjustment Expenses Incurred
Direct                                                                       $142,883       $137,003      $113,569
Assumed                                                                         8,023          8,835         6,970
Ceded to United Farm Family                                                       288         (1,050)       (9,705)
Ceded to non-affiliates                                                        (9,685)       (10,486)       (7,533)
--------------------------------------------------------------------------------------------------------------------
   Losses and loss adjustment expenses incurred,
    net of reinsurance                                                       $141,509       $134,302      $103,301
====================================================================================================================

Premiums From Life and Health Insurance and
 Contract Charges
Direct                                                                        $28,917           ----          ----
Reinsurance ceded                                                              (1,118)          ----          ----
--------------------------------------------------------------------------------------------------------------------
   Premiums from life and health insurance and
    contract charges, net of reinsurance                                      $27,799           ----          ----
====================================================================================================================

9. Income Taxes

The components of the deferred income tax assets and liabilities at December 31, 1999 and 1998 are :
($ in thousands)                                                                      1999            1998
-------------------------------------------------------------------------------------------------------------
Deferred Income Tax Assets
Reserves for losses and loss adjustment expenses                                     $6,633         $5,863
Participating policyholders' interest                                                22,775           ----
Reserves for life policies and contract benefits and funds on deposit
  from policyholders                                                                 13,160           ----
Unearned premium reserve                                                              5,187          4,971
Accrued expenses                                                                      4,697          1,120
Other                                                                                   811             59
-------------------------------------------------------------------------------------------------------------
    Total deferred income tax assets                                                 53,263         12,013
-------------------------------------------------------------------------------------------------------------


($ in thousands)                                                                      1999          1998
-------------------------------------------------------------------------------------------------------------
Deferred Income Tax Liabilities
Deferred acquisition costs                                                            3,251          4,784
Unrealized investment gains, net                                                      5,514          5,238
Present value of future profits                                                      10,000           ----
Property and equipment                                                                1,474           ----
Limited partnership investment                                                          850           ----
Premium and agent balances                                                              829           ----
Other assets                                                                          1,740            297
-------------------------------------------------------------------------------------------------------------
    Total deferred income tax liabilities                                            23,658         10,319
-------------------------------------------------------------------------------------------------------------
         Net deferred income tax asset                                              $29,605         $1,694
=============================================================================================================

There was no valuation allowance for deferred income tax assets as of December 31, 1999 or 1998. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be realized. Management primarily considered the existence of taxable income in the carry back period in making this assessment and believes the benefits of the deductible differences recognized as of December 31, 1999 and 1998 will ultimately be realized.

The components of income tax expense (benefit) for the years ended December 31, are as follows:


 ($ in thousands)                                                    1999          1998         1997
 ------------------------------------------------------------------------------------------------------
Current                                                           $8,724         $6,782       $10,063
Deferred                                                          (1,284)         1,472          (845)
-------------------------------------------------------------------------------------------------------
   Total income tax expense                                       $7,440         $8,254        $9,218
=======================================================================================================

The Company paid income taxes of $9.8 million, $6.7 million and $10.0 million, in 1999, 1998 and 1997 respectively.

A reconciliation of the differences between the Company's effective tax rates and the United States federal income tax rates for the years ended December 31, 1999, 1998 and 1997 is as follows:


% of Pretax Income                                                              1999       1998        1997
--------------------------------------------------------------------------------------------------------------
Income tax provision at prevailing rates                                       35.00%      35.00%      35.00%
Tax effect of:
Tax exempt interest income                                                     (5.60)      (3.45)      (1.42)
Dividends received deduction                                                   (0.83)      (0.63)      (0.59)
Other, net                                                                     (0.32)      (0.26)       1.51
--------------------------------------------------------------------------------------------------------------
Federal income tax expense                                                     28.25%      30.66%      34.50%
==============================================================================================================

10. Reserves for Losses and Loss Adjustment Expenses

As described in Note 2, the Company establishes reserves for losses and loss adjustment expenses on reported and incurred but not reported claims. The establishment of appropriate reserves for losses and loss adjustment expenses is an inherently uncertain process and the ultimate cost may vary materially from the recorded amounts. Reserve estimates are regularly reviewed and updated, using the most current information. Any resulting adjustments, which may be material, are reflected in current operations.

The following table provides a reconciliation of beginning and ending liability balances for reserves for losses and loss adjustment expenses for the years ended December 31, 1999, 1998 and 1997.


($ in thousands)                                                               1999          1998         1997
-------------------------------------------------------------------------------------------------------------------
Reserves for losses and loss adjustment
     expenses at beginning of year                                             $174,435     $156,622     $141,220
Less reinsurance recoverables and receivables                                   (30,908)     (29,054)     (26,837)
-------------------------------------------------------------------------------------------------------------------
Net reserves for losses and loss adjustment expenses at beginning of year       143,527      127,568      114,383
Net reserves for losses and loss adjustment expenses from the acquisition
     of United Farm Family                                                       12,335         ----         ----
-------------------------------------------------------------------------------------------------------------------
                                                                                155,862      127,568      114,383
-------------------------------------------------------------------------------------------------------------------
Incurred losses and loss adjustment expenses:
     Provision for insured events of current year                               146,829      138,201      107,273
     Decrease in provision for insured events of prior years                     (5,320)      (3,899)      (3,972)
-------------------------------------------------------------------------------------------------------------------
         Total incurred losses and loss adjustment expenses                     141,509      134,302      103,301
-------------------------------------------------------------------------------------------------------------------

Payments:
     Losses and loss adjustment expenses
     attributable to insured events of current year                              70,463       70,098       49,858
     Losses and loss adjustment expenses
     attributable to insured events of prior years                               61,630       48,245       40,258
-------------------------------------------------------------------------------------------------------------------
       Total payments                                                           132,093      118,343       90,116
-------------------------------------------------------------------------------------------------------------------
Net reserves for losses and loss adjustment expenses at end of year             165,278      143,527      127,568
Plus reinsurance recoverables and receivables                                    20,852       30,908       29,054
-------------------------------------------------------------------------------------------------------------------
Reserves for losses and loss adjustment expenses at end of year                $186,130     $174,435     $156,622
===================================================================================================================

The Company does not discount reserves for losses and loss adjustment expenses except for certain lifetime workers' compensation indemnity reserves it assumes from mandatory pools. The amount of such discounted reserves was $2.4 million (net of a discount of $1.2 million), $3.3 million (net of a discount of $1.2 million), and $4.0 million (net of a discount of $1.2 million) for December 31, 1999, 1998 and 1997, respectively.

11. Debt

At December 31, 1999, the Company had no outstanding debt. On April 1, 1998 the Company redeemed all of its outstanding debt, consisting of $293,000 of debentures and $975,000 of subordinated surplus certificates, plus accrued interest of $127,000. The debentures and subordinated surplus certificates paid interest at the rate of 8% per annum, had no maturity date, and principal and interest were repayable only with the approval of the Insurance Department of the State of New York. No single holder held more than 5% of the outstanding debentures or subordinated surplus certificates at the time of redemption. The Company paid interest of $127,000 and $104,000 for the years ended December 31, 1998 and 1997, respectively.

At December 31, 1999, the Company had in place uncollateralized lines of credit with two banks under which it could borrow up to $17.0 million. There were no amounts outstanding on these lines of credit at December 31, 1999.

In January 2000, the Company replaced its existing lines of credit discussed above with a revolving credit agreement with three banks. The credit agreement, which expires during January 2003, provides for uncollateralized borrowings of up to $30.0 million at the lending banks' prime rate or LIBOR plus 0.8%. On each anniversary date, the committed amount may decrease by $10.0 million, unless otherwise extended by mutual agreement. The terms of the credit agreement contain, among other provisions, requirements for maintaining minimum levels of surplus, net worth and debt service coverage.

12. Benefits Plans

Pension and Other Postretirement Benefit Plans:

The Company sponsors a qualified noncontributory defined benefit pension plan covering substantially all of the Company's full time employees hired prior to January 1, 1997. Effective January 1, 1997, Farm Family Casualty and Farm Family Life froze benefits available through the defined benefit plan. The Company also provides life insurance benefits through a postretirement benefit plan for retired employees meeting certain age and length of service requirements. These benefits are shown as "Other Benefits" in the tables below. Benefits under the postretirement benefit plan are provided by a group term life insurance policy issued by Farm Family Life.

The change in benefit obligation for the plans for the years ended December 31, 1999, 1998 and 1997 are as follows:


                                                       Pension Benefits                    Other Benefits
($ in thousands)                                 1999        1998        1997       1999        1998       1997
------------------------------------------------------------------------------------------------------------------
 Benefit obligation at beginning of year        $22,324    $20,785     $21,075      $1,131       $989       $962
 Service cost                                      ----       ----        ----          34         26         26
 Interest cost                                    1,461      1,416       1,429          66         62         65
 Actuarial (gain) / loss                              3         50         (62)         (6)       (88)       (10)
 Benefits paid                                   (1,274)    (1,328)     (1,657)        (58)       (28)       (54)
 Changes in assumptions                            (650)     1,401        ----        (178)       170       ----
 Curtailment gain                                  (605)      ----        ----        ----       ----       ----
 ------------------------------------------------------------------------------------------------------------------
 Benefit obligation at end of year              $21,259    $22,324     $20,785        $989     $1,131       $989
 ==================================================================================================================

The change in plan assets for the years ended December 31, 1999, 1998 and 1997 are as follows:


                                                Pension Benefits                        Other Benefits
  ($ in thousands)                        1999        1998         1997         1999           1998         1997
-------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at
beginning of year                        $20,770    $19,026      $18,881       $----          $----        $----
Actual return on plan assets               2,754      2,944        1,502        ----           ----         ----
Service cost                                 (58)       (72)        ----        ----           ----         ----
Employer contribution                        250        200          300          58             28           54
Benefits paid                             (1,274)    (1,328)      (1,657)        (58)           (28)         (54)
-------------------------------------------------------------------------------------------------------------------
Fair value of  plan assets at
end of year                              $22,442    $20,770      $19,026       $----           $----       $----
===================================================================================================================

Pension plan assets include an unallocated group annuity contract issued by Farm Family Life. The fair value of the contract was $852,000, $870,000, and $1,486,000 at December 31, 1999, 1998, and 1997, respectively.

The components of the plans' accrued benefit cost as of December 31, 1999, 1998 and 1997 are as follows:


                                                   Pension Benefits                      Other Benefits
($ in thousands)                                1999        1998        1997        1999      1998          1997
-------------------------------------------------------------------------------------------------------------------
Funded  status                                $1,183     $(1,554)    $(1,759)       $(989)    $(1,131)      $(989)
Unrecognized net actuarial gain               (1,909)       (121)       (135)        ----        ----        ----
Unrecognized net gain                           ----        ----        ----         (199)        (15)       ----
Unrecognized transition obligation              ----        ----        ----          664         712         759
Unrecognized prior service cost                 ----        ----        ----         ----        ----        (105)
-------------------------------------------------------------------------------------------------------------------
Accrued benefit cost                           $(726)    $(1,675)    $(1,894)       $(524)      $(434)      $(335)
===================================================================================================================

Weighted-average assumptions as of December 31, 1999, 1998 and 1997 are as follows:


                                                      Pension Benefits                   Other Benefits
                                                   1999       1998        1997       1999       1998        1997
------------------------------------------------------------------------------------------------------------------
Discount rate                                       7.0%       6.5%        7.0%       7.0%       6.0%        7.0%
Expected  return on plan assets                     8.0%       8.0%        8.0%       0.0%       0.0%        0.0%
Rate of  compensation increase                      0.0%       0.0%        0.0%       4.0%       4.0%        4.0%

The rate of compensation increase assumptions for pension benefits are zero, because benefits under the pension plan were frozen as of January 1, 1997.

The components of net periodic pension expense (benefit) and the net periodic other benefit expense for the plans for the years ended December 31, 1999, 1998 and 1997 are as follows:


                                                      Pension Benefits                    Other Benefits
 ($ in thousands)                               1999        1998        1997       1999        1998       1997
-------------------------------------------------------------------------------------------------------------------
Service cost                                        $58      $72      $ ----        $34         $26        $26
Interest cost                                     1,461    1,416       1,429         66          62         65
Expected return on plan assets                   (1,613)  (1,473)     (1,463)      ----        ----       ----
Amortization of unrecognized
   net (gain) loss                                 ----      (34)         34       ----          (7)      ----
Amortization of unrecognized transition
   obligation                                      ----      ----       ----         47          47         47
Curtailment gain                                   (605)     ----       ----       ----        ----       ----
-------------------------------------------------------------------------------------------------------------------
Net periodic expense (benefit)                    $(699)    $(19)      $----       $147        $128       $138
===================================================================================================================

The Company's portion of net periodic pension benefit for the years ended December 31, 1999, 1998 and 1997 was $(505,000), $(12,000), and $0,
respectively.

The Company's portion of net periodic other benefits for the years ended December 31, 1999, 1998 and 1997 was $137,000, $85,000, and $79,000.

Incentive Savings Plans:

The Company sponsors incentive savings plans for the benefit of its employees. A portion of the contributions made by the Company are discretionary, based on the profits earned by the Company. The Company's expense associated with the plans was $1.2 million, $0.9 million, and $1.1 million in 1999, 1998 and 1997, respectively.

Stock Compensation Plan:

In 1997, the Company adopted the Omnibus Securities Plan (the "Securities Plan"), under which up to 500,000 shares of common stock are available for award. Stock options granted under the Securities Plan may be either incentive stock options ("ISO's") or non-qualified stock options ("NQSO's"). For ISO's, the option price may be no less than the fair market value on the date of the grant. For NQSO's, the option price may be no less than 85% of the fair market value on the date of grant. All granted options have been at exercise prices equal to the fair value of the Company's common stock on the applicable grant date. The options granted vest annually in approximately equal amounts over a three-year period. The options granted may be exercised when vested and will expire ten years after the date of grant.

The following table summarizes the changes in stock options for years ended December 31, as follows:

                                                Number of Shares     Option Price Range Per     Weighted Average
                                                Subject to Option             Share              Exercise Price
---------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1996                           ----                     ----                    ----
Granted                                                 215,000                   $22.56                  $22.56
Exercised                                                  ----                     ----                    ----
Forfeited                                                (5,000)                   22.56                   22.56
---------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997                        210,000                    22.56                   22.56
Granted                                                    ----                     ----                    ----
Exercised                                                  ----                     ----                    ----
Forfeited                                                  ----                     ----                    ----
---------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1998                        210,000                    22.56                   22.56
Granted                                                 258,000              32.31-32.63                   32.61
Exercised                                                  ----                     ----                    ----
Forfeited                                               (21,700)             22.56-32.63                   31.84
---------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1999                        446,300             $22.56-32.63                  $27.92
=====================================================================================================================
Exercisable at December 31, 1999                        208,300                   $22.56                  $22.56
=====================================================================================================================

No stock options were exercisable at December 31, 1998 and 1997.

The Company has elected to follow APB 25 and related interpretations in accounting for the Securities Plan. Under APB 25, because the exercise price of the Company's stock options equals the fair market price of the underlying stock on the date of grant, no compensation expense is recognized. If the Company had determined the compensation expense of the Securities Plan as prescribed by Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:


                                                      1999                    1998                    1997
---------------------------------------------------------------------------------------------------------------------
                                                   As                      As                      As
($ in thousands, except per share amounts)      reported    Pro forma   reported    Pro forma   reported    Pro forma
---------------------------------------------------------------------------------------------------------------------
Net income                                       $18,618     $17,676     $18,671     $18,271     $17,500     $17,112
Basic earnings per share                           $3.16       $3.00       $3.55       $3.48       $3.33       $3.26
Diluted earnings per share                         $3.13       $2.97       $3.52       $3.44       $3.32       $3.25

The per share weighted-average fair value of the options granted in 1999 and 1997 was $12.24 and $8.77, respectively, estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

1997 - dividend yield of 0.0%, expected volatility of 22.79%, risk-free interest rate of 6.78%, and an expected life of six years.
1998 - no options were granted.
1999 - dividend yield of 0.0%, expected volatility of 25.64%, risk-free interest rate of 5.32%, and an expected life of six years.

At December 31, 1999 the weighted-average contractual life of the outstanding options is 8.2 years.

13. Related Party Transactions

Prior to Farm Family Holdings' acquisition of Farm Family Life effective April 6, 1999, the operations of Farm Family Holdings (including Farm Family Casualty) were closely related with those of Farm Family Life and Farm Family Life's wholly-owned subsidiary, United Farm Family. The affiliated Companies operate under similar Boards of Directors, with similar senior management and shared home office premises, branch office facilities, data processing equipment, certain personnel and other operational expenses. Expenses are shared based on each Company's estimated level of usage. The operations of Farm Family Life, which were not previously consolidated with Farm Family Holdings, have been consolidated subsequent to the acquisition by Farm Family Holdings. For the period January 1, 1999 through April 6, 1999 and the years ended December 31, 1998 and 1997, 68%, 68% and 67% of aggregate expenses totaling $7.7 million, $29.3 million and $29.4 million, respectively, were allocated to the Company under an expense sharing agreement.

14. Preferred Stock

Farm Family Holdings' Certificate of Incorporation authorizes the issuance of 1,000,000 shares of preferred stock with a par value of $.01, issuable in classes or series. Of the 1,000,000 shares authorized, 163,214 shares of mandatory redeemable preferred stock have been issued and outstanding and are reported in the accompanying consolidated balance sheets as mandatory redeemable preferred stock. The remaining 836,786 shares are reported in preferred stock in the stockholders' equity section. None of the remaining 836,786 shares have been issued as of December 31, 1999.

In connection with the acquisition of Farm Family Life, Farm Family Holdings issued 163,214 shares of 6 1/8% Series A preferred stock with a redemption value of $5,830,000, or $35.72 per share. Dividends on the preferred stock are payable on each January 15, April 15, July 15 and October 15 and must be fully paid or declared with funds set aside for payment before any dividend can be declared or paid on any other class of Farm Family Holdings' stock. The preferred stock must be redeemed by Farm Family Holdings on April 7, 2019 (or the next business day) and may be redeemed, at Farm Family Holdings' option, in whole or in part, on and after April 6, 2009. Farm Family Holdings has the option to pay the redemption amount in cash or by delivery of Farm Family Holdings' common stock.

15. Dividends and Statutory Financial Information

The New York Insurance Law regulates the distribution of dividends and other payments to Farm Family Holdings by Farm Family Casualty and Farm Family Life. As of December 31, 1999, the maximum amount of dividends that could be paid by Farm Family Casualty without the prior approval of the New York State Insurance Department (the "Department") is approximately $4.3 million. The payment of stockholder dividends by Farm Family Life is subject to the prior approval of the Department. Under the New York Insurance Law, the Superintendent of Insurance has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders.

Net income and capital and surplus of the Company, as determined in accordance with statutory accounting practices are as follows:


($ in thousands)                                                      1999            1998           1997
---------------------------------------------------------------------------------------------------------------
Net income
   Property and casualty insurance(1)                                    $14,350        $13,346        $17,081
   Life insurance(2)                                                       7,843           ----           ----
                                                                 ==============================================
     Total                                                               $22,193        $13,346        $17,081
                                                                 ==============================================
Capital and Surplus
   Property and casualty insurance                                      $131,617       $105,165        $94,592
   Life insurance                                                        110,374           ----           ----
                                                                 ==============================================
     Total                                                              $241,991       $105,165        $94,592
                                                                 ==============================================

(1) - Net income under statutory accounting principles for 1999 includes the operations of United Farm Family for the entire year. The Company's net income under generally accepted accounting principles only includes the operations of United Farm Family since April 6, 1999 - the date it was acquired by Farm Family Holdings.

(2) - Net income under statutory accounting principles for 1999 includes the operations for Farm Family Life for the entire year. The Company's net income under generally accepted accounting principles only includes the operations of Farm Family Life since April 6, 1999 - the date it was acquired by Farm Family Holdings.

The National Association of Insurance Commissioners ("NAIC") requires insurance companies to calculate and report risk based capital information under a set of formulas which measure statutory capital and surplus needs based on a regulatory definition of the risks in a company's mix of products and its balance sheet. As of December 31, 1999, Farm Family Casualty's, Farm Family Life's and United Farm Family's total capital exceeds the threshold level of regulatory action, as defined by the NAIC.

16. Commitments, Contingencies and Uncertainties

The Company is party to numerous legal actions arising in the normal course of business. Management believes that resolution of these legal actions will not have a material adverse effect on its consolidated financial condition.

Catastrophes are an inherent risk in the property and casualty insurance industry and could produce significant adverse fluctuations in the Company's results of operations and financial condition. The Company is subject to a concentration of risk within the Northeastern United States. For the years ended December 31, 1999, 1998 and 1997, approximately 62%, 63%, and 61%, respectively, of the Company's property and casualty direct premiums were written in the states of New York and New Jersey. As a result of the concentration of the Company's business in the states of New York and New Jersey, and more generally, in the Northeastern United States, the Company's results of operations may be significantly affected by weather conditions, catastrophic events and regulatory developments in these two states and in the Northeastern United States, despite the Company's reinsurance program designed to mitigate the impact of adverse weather and catastrophic events on the Company's operating results.

As a condition of its license to do business in various states, the Company is required to participate in a variety of mandatory residual market mechanisms (including mandatory pools) which provide certain insurance (most notably automobile insurance) to consumers who are otherwise unable to obtain such coverages from private insurers. The amount of future losses or assessments from residual market mechanisms cannot be predicted with certainty and could have a material adverse effect on the Company's future results of operations.

During the third quarter of 1998, the Company modified the agreements with its agents to include revised conditions under which eligible agents may receive extended earnings payments. In addition to the conditions described previously, extended earnings will be paid only if a successor agent(s) assumes the right to service the book of business of the eligible former agent and agrees to become primarily responsible for making the extended earnings payments. In the event that no successor agent(s) assumes the right to service the book of business of an eligible former agent, the Company has no obligation to make the extended earnings payments. The Company has no intention to waive this provision of its agreements with its agents. As a result, the successor agent(s), not the Company, will be the primary obligor responsible for extended earnings payments. Since the inception of the Program in 1986, the Company has always been able to identify successor agents willing to assume the rights to service such books of business. The Company will act as guarantor of the amounts payable to eligible former agents who have terminated their association with the Company by successor agents who agree to make the extended earnings payments. At December 31, 1999, the Company was guarantor of $1.3 million for such payments. The Company expects to enforce the terms of the guarantee in the event of default by a successor agent.

Many of the Company's existing computer programs and other computer systems upon which the Company relies were created using only two digits to identify a year in the date field. If not corrected, many of these computer applications could fail or produce erroneous results. In 1996, management began considering Year 2000 issues as they affect the Company and began to develop a Year 2000 plan. The Company's overall plan for dealing with the Year 2000 problem covers information technology ("IT") systems, non-IT systems, and third-party providers. The Company established a Year 2000 team to lead the Company's activities relating to its Year 2000 issues. The Company's Year 2000 team works with the Company's senior management, legal and business units on Year 2000 issues. Despite the Company's efforts to address its Year 2000 issues, there can be no assurances that Year 2000 related failures of the Company's IT systems, or that Year 2000 related failures by third parties with which the Company interacts, will not have a material adverse effect on the Company's results of operations, liquidity and financial condition.

As of the end of February 2000, the Company has not been adversely affected in any material way because of Year 2000 difficulties with its own IT systems, or because of any third parties that were not Year 2000 compliant. Throughout 2000, management will continue to monitor the Company's IT systems and those of third parties for any Year 2000 related systems issues that have not yet been identified. However, management does not expect any problems that would have a material effect on the Company's results of operations, liquidity and financial condition.

In addition to its own computer systems and third-party providers, the Company may also have exposure in its property/casualty operations to Year 2000 claims asserted under certain insurance policies it has sold to customers. Although the Company does not issue insurance policies intended to cover risks related to the Year 2000 issue, there can be no certainty regarding future judicial or legislative interpretations of coverage. There can be no assurances that Year 2000 related claims will not emerge and that such claims will not have a material adverse effect on the Company's results of operations, liquidity and financial condition.

Farm Family Casualty and Farm Family Life are parties to Membership List Purchase Agreements with the state Farm Bureaus in Connecticut, Delaware, Maine, Massachusetts, New Hampshire, New Jersey, New York, Rhode Island, Vermont and West Virginia. The Membership List Purchase Agreements are for six years commencing on January 1, 1996. For the years ended December 31, 1999, 1998, and 1997, the Company incurred expense of $1.2 million, $0.7 million, and $0.6 million, respectively, to the Farm Bureaus pursuant to the Membership List Purchase Agreements.

On December 30, 1999, the Company entered into a 36-month capital lease for certain electronic data processing equipment. At December 31, 1999, the gross amount of property and equipment and related depreciation recorded under the capital lease was $365,000 and $0, respectively. The future minimum capital lease payments as of December 31, 1999 are approximately $132,000 per year for 2000, 2001 and 2002.

The Company's liability for funds on deposit from policyholders includes amounts subject to discretionary withdrawal. Withdrawal characteristics as of December 31, 1999 are as follows:


   ($ in thousands)                                                          Amount        % of Total
   ------------------------------------------------------------------------------------------------------
   Surrender charge rate:
      Greater than or equal to 5%                                               $85,127            20.4%
      Less than 5%, but still subject to surrender charge                        73,384            17.6%
      Not subject to surrender charge                                           249,861            59.9%
   Not subject to discretionary withdrawal                                        8,599             2.1%
                                                                         --------------------------------
             Total funds on deposit from policyholders                         $416,971           100.0%
                                                                         ================================

At December 31, 1999, the Company had $6.1 million of outstanding letters of credit. These letters of credit are issued to insurance companies reinsured by Farm Family Casualty and domiciled in states where Farm Family Casualty is not licensed or authorized as a reinsurer.

17. Unaudited Interim Financial Information

Earnings per common share for each quarter is computed independently of earnings per common share for the year. As a result, the sum of the quarterly earnings per share amounts may not equal the earnings per common share for the year due primarily to transactions affecting the number of weighted average common shares outstanding in each quarter. The following table sets forth the unaudited quarterly financial information for the periods indicated.


                                                                              Quarter
                                                 ------------------------------------------------------------------
($ in thousands except per share data)                       1st            2nd              3rd              4th
-------------------------------------------------------------------------------------------------------------------
 1999
Revenues                                                  $53,724        $71,853          $75,867          $73,419
Net income                                                 $3,743         $5,154           $5,068           $4,653
Per share:
Net income - Basic                                          $0.71          $0.85            $0.83            $0.76
Net income - Diluted                                        $0.71          $0.84            $0.82            $0.75

  1998
Revenues                                                  $47,927        $50,160          $50,936          $53,336
Net income                                                 $3,022         $2,711           $8,458           $4,480
Per share:
Net income - Basic                                          $0.58          $0.52            $1.61            $0.85
Net income - Diluted                                        $0.57          $0.51            $1.59            $0.85

Net income for the third quarter of 1998 included a net gain of $4,107,000 or $0.77 per as a result of the reduction of a significant portion of the Company's liability for its extended earnings program with its agents. During the second quarter of 1999, Farm Family Holdings acquired Farm Family Life, as described in
Note 3.

18. Segment Information

The Company has two reportable segments: property and casualty insurance and life insurance, which offer different products and services. The property and casualty insurance segment includes activities related to the Special Farm Package product, a flexible multi-line package of insurance coverages, and other insurance products covering personal and commercial automobiles, businessowners and homeowners. The life insurance segment includes activities related to individual whole life, term and universal life products, single and flexible premium deferred annuity products, single premium immediate annuity products and disability income insurance products. The Company uses operating income (net income excluding realized investment gains (losses) and nonrecurring items, net of taxes) to measure the financial results of its segments.

"Corporate and other" includes holding company activities and operations not directly related to the reportable segments.

Summarized segment financial information is as follows:



($ in thousands)                                                               1999           1998           1997
---------------------------------------------------------------------------------------------------------------------
Premium Revenues
   Property and casualty insurance                                          $188,921         $181,756       $149,220
   Life insurance                                                             27,799             ----           ----
---------------------------------------------------------------------------------------------------------------------
        Total premium revenues                                              $216,720         $181,756       $149,220
=====================================================================================================================

Net Investment Income
   Property and casualty insurance                                           $20,449          $18,601        $17,468
   Life insurance                                                             37,673             ----           ----
   Corporate and other                                                           388              518            609
   Intersegment eliminations                                                      48             ----           ----
---------------------------------------------------------------------------------------------------------------------
        Total investment income                                              $58,558          $19,119        $18,077
=====================================================================================================================

Amortization Expense
   Property and casualty insurance
     Amortization of deferred acquisition costs                              $36,378          $35,019        $28,794
   Life insurance
     Amortization of deferred acquisition costs                                  699             ----           ----
     Amortization of present value of future profits                           1,105             ----           ----
---------------------------------------------------------------------------------------------------------------------
        Total amortization expense                                           $38,182          $35,019        $28,794
=====================================================================================================================

Other Operating Costs and Expenses
   Property and casualty insurance
     Underwriting expenses                                                   $10,093          $10,759        $13,251
     Dividends to policyholders                                                  159              192            282
   Life insurance                                                              9,293             ----           ----
   Corporate and other                                                         1,564            1,480          1,377
   Intersegment eliminations                                                    (675)            ----           ----
---------------------------------------------------------------------------------------------------------------------
        Total other operating costs and expenses                             $20,434          $12,431        $14,910
=====================================================================================================================


($ in thousands)                                                                   1999           1998           1997
-------------------------------------------------------------------------------------------------------------------------
Net Income
   Operating Income
    Property and casualty insurance                                               $17,140        $14,884        $15,638
    Life insurance                                                                  2,879           ----           ----
    Corporate and other                                                              (888)          (613)          (648)
-------------------------------------------------------------------------------------------------------------------------
        Total consolidated operating income                                        19,131         14,271         14,990
    Realized investment gains, net of tax                                            (266)           293          3,514
    Other non-recurring charges, net of tax                                          (247)          ----           ----
    Adjustments relating to extended earnings liability, net of tax                  ----          4,107         (1,004)
-------------------------------------------------------------------------------------------------------------------------
        Total net income                                                          $18,618        $18,671        $17,500
=========================================================================================================================

Federal Income Tax Expense (Benefit)
   Property and casualty insurance                                                 $6,107         $8,572         $9,343
   Life insurance                                                                   1,636           ----           ----
   Corporate and other                                                               (303)          (318)          (125)
-------------------------------------------------------------------------------------------------------------------------
        Total federal income tax expense                                           $7,440         $8,254         $9,218
=========================================================================================================================


                                                                                           December 31,
                                                                            ---------------------------------------------
                                                                                  1999           1998            1997
-------------------------------------------------------------------------------------------------------------------------
Assets
   Property and casualty                                                         $446,721       $397,038       $357,972
   Life insurance                                                                 812,106           ----           ----
   Corporate and other                                                             71,014         35,417         35,685
   Intersegment eliminations                                                      (68,043)       (25,952)       (22,426)
-------------------------------------------------------------------------------------------------------------------------
        Total assets                                                           $1,261,798       $406,503       $371,231
=========================================================================================================================

Report of Independent Accountants

To the Shareholders and Board of Directors of Farm Family Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Farm Family Holdings, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP

Albany, New York
February 11, 2000